

05000942



RECD S.E.C.
MAR 2 4 2005
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted on paper if permitted by Regulation S-T Rule 101(b)(8) ☒

RESOURCE HOLDINGS & INVESTMENTS INC.
(Name of Subject Company)

British Virgin Islands
(Jurisdiction of Subject Company's Incorporation or Organization)

RESOURCE HOLDINGS & INVESTMENTS INC.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

[Not Applicable]
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
(212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

March 23, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) The following documents, which are attached hereto, are being distributed to the shareholders of Resource Holdings & Investments Inc.:

Document Number	Description
1.	Note to U.S. Residents, Notice of Meeting of Shareholders of Resource Holdings & Investments Inc. to be held on March 31, 2005, and Management Information Circular.
2.	Form of Proxy of Resource Holdings & Investments Inc.

(b) Not applicable.

Item 2. Informational Legends.

A Note to U.S. Residents containing a legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been distributed to the shareholders of Resource Holdings & Investments Inc. together with the Notice of Meeting of Shareholders of Resource Holdings & Investments Inc. to be held on March 31, 2005, and Management Information Circular.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable.

(2) Not Applicable.

(3) Action by written consent of all the members of the Board of Directors of Resource Holdings & Investments Inc. ("RHI") authorizing Manfred Leventhal, a director of RHI, to execute on behalf of RHI this Form CB, as well as any amendments thereto, and furnish the same to the Securities and Exchange Commission.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), Resource Holdings & Investments Inc. is filing with the SEC an Irrevocable Consent and Power of Attorney on Form F-X. Resource Holdings & Investments Inc. will promptly communicate any change in the name or address of its agent for service to the SEC by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESOURCE HOLDINGS & INVESTMENTS INC.

By: ______________________________
Name: Manfred Leventhal
Title: Director

March 24, 2005

PART I

Document 1

RESOURCE HOLDINGS & INVESTMENTS INC.

NOTICE OF MEETING
OF SHAREHOLDERS OF
RESOURCE HOLDINGS & INVESTMENTS INC.
TO BE HELD ON MARCH 31, 2005

AND

MANAGEMENT PROXY CIRCULAR

March 22, 2005

NOTE TO U.S. RESIDENTS

The common shares of BrazMin Corp., a British Virgin Islands company ("MergeCo"), to be issued to holders of shares of Resource Holdings & Investments Inc. in connection with the Merger have not been registered under the U.S. Securities Act of 1933 (the "U.S. Securities Act") and may not be offered or sold within the United States or to U.S. persons unless such shares are registered under the U.S. Securities Act or an exemption from such registration requirements is available.

This business combination transaction is made for the securities of a foreign company. The transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer of the securities described above may purchase securities otherwise than under the Merger, such as in open market or privately negotiated purchases.

The MergeCo Common Shares to be issued in connection with the Merger are being distributed within the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 802 thereunder, and are being distributed outside the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Regulation S thereunder. The MergeCo Common Shares will be "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the shares of Resource Holdings & Investments Inc. exchanged by a securityholder in the Merger were also "restricted securities".

RESOURCE HOLDINGS & INVESTMENTS INC.

NOTICE OF MEETING
OF SHAREHOLDERS OF
RESOURCE HOLDINGS & INVESTMENTS INC.
TO BE HELD ON MARCH 31, 2005

AND

MANAGEMENT INFORMATION CIRCULAR

March 22, 2005

RESOURCE HOLDINGS & INVESTMENTS INC.
Geneva Place, 2nd Floor
#333 Waterfront Drive
Wickham's Cay, Road Town
Tortola, British Virgin Islands

NOTICE OF MEETING OF SHAREHOLDERS

TAKE NOTICE THAT a meeting (the "**Meeting**") of the holders of shares of Resource Holdings & Investments Inc. ("**RHI**") will be held at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, Toronto, Ontario, Canada, M5H 3W5 on March 31, 2005, at 9:00 a.m. (Toronto time) for the purpose of:

1. considering and, if deemed advisable, passing, with or without variation, a resolution (the "**Merger Resolution**") as set forth in Appendix A to the management information circular dated March 22, 2005 (the "**Management Information Circular**") accompanying this Notice of Meeting approving the consolidation of RHI and Ventures Resource Corporation (the continuing company, "**Mergeco**") pursuant to the *International Business Companies Act*, Cap. 291 (British Virgin Islands), as amended;

2. conditional upon the Merger Resolution being approved, considering and, if deemed advisable, passing with or without variation, a resolution set forth in Appendix B to the Management Information Circular adopting the proposed share option plan of MergeCo;

3. considering any amendment to or variation of any matter identified in this Notice; and

4. transacting such further and other business, including amendments to the foregoing, as may properly come before the Meeting or any adjournment thereof.

Only shareholders of record on March 22, 2005 will be entitled to notice of and to attend and vote at the Meeting (except as noted in the Management Information Circular).

According to the laws of the British Virgin Islands, where a company resolves to consolidate with another company, the approval of shareholders is required and a shareholder is entitled to dissent and, when the action approved by the Merger Resolution from which a shareholder dissents becomes effective, to be paid by RHI the fair value of the shares held by him or her. The fair value in such circumstances is to be determined as of the close of business on the day before the Merger Resolution was adopted.

If you are not able to be present personally, kindly sign and return the form of proxy accompanying this Notice.

DATED as of the 22nd day of March, 2005.

By Order of the Board of Directors

(Signed) Manfred Leventhal – Director

(Signed) Luis Mauricio F. de Azevedo – Director

TABLE OF CONTENTS

RESOURCE HOLDINGS & INVESTMENTS INC.
Geneva Place, 2nd Floor
#333 Waterfront Drive
Wickham's Cay, Road Town
Tortola, British Virgin Islands

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Management Information Circular is being furnished to the holders of shares (the "**shareholders**") of RHI in connection with the solicitation of proxies by management of RHI, for use at the shareholders meeting to be held on March 31, 2005 (the "**Meeting**"). It is anticipated that solicitation will be primarily by mail, but proxies may be solicited personally, by telephone or other communication by directors, officers, employees or agents of RHI. The cost of such solicitation will be borne by RHI.

No person is authorized to give any information or to make any representations other than those contained in this Management Information Circular and, if given or made, such information or representations should not be relied upon as having been authorized. This Management Information Circular does not constitute an offer to sell, or a solicitation of an offer to acquire, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or proxy solicitation.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The person named in the accompanying form of proxy for use by shareholders at the Meeting is a director of RHI. **A shareholder has the right to appoint a person (who need not be a shareholder) to attend, vote and act on behalf of the shareholder at the Meeting, other than the person designated in the accompanying form of proxy.** To exercise this right, a shareholder may either insert such other person's name in the blank space provided and delete the name of the management nominee in the form of proxy or complete another form of proxy.

To be valid, a proxy must be dated and signed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney. The completed proxy, to be acted upon, must be deposited with RHI, c/o Tau Capital Corp., 25 Sheppard Avenue West, Suite 710, Toronto, Ontario, Canada M2N 6S6, Facsimile (416) 361-3153, by 4:00 p.m. (Toronto time) on the last business day prior to the date on which the Meeting or any adjournment thereof is held, or with the chair of the Meeting on the day of the Meeting or any adjournment thereof.

A shareholder who has given a proxy may revoke the proxy by depositing an instrument in writing (including another proxy) executed by the shareholder or by the shareholder's attorney authorized in writing at the registered office of RHI at any time up to and including the last business day prior to the date on which the Meeting or any adjournment thereof is held, or with the chair of the Meeting on the day of the Meeting at any time before it is exercised on any particular matter. A proxy may also be revoked in any other manner permitted by law.

The execution of a proxy does not constitute a written objection for the purposes of Section 83 of the *International Business Companies Act*, Cap. 291 (British Virgin Islands), as amended (the "**IBCA**"). For more information on dissenting shareholder rights, see "The Merger - Rights of Dissenting Shareholders".

VOTING BY PROXIES

The shares represented by the accompanying forms of proxy will be voted for or against any matter to be acted upon at the Meeting in accordance with the instructions of the shareholder indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

In the absence of any such instructions, the shares represented by proxies received by management of RHI will be voted FOR the resolutions approving the Merger and the Share Option Plan as referred to in this Management Information Circular.

The accompanying form of proxy, when properly signed, confers discretionary authority upon the person named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to any other matter which may properly come before the Meeting. As of the date of this Management Information Circular, the management of RHI is not aware of any such amendment, variation or other matter proposed or likely to come before the Meeting. However, if any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the accompanying form of proxy to vote on such other business in accordance with their judgment.

VOTING SECURITIES

As at date hereof, 11,720,000 shares of RHI (each a "**RHI Share**") are issued and outstanding. Each shareholder is entitled to one vote for each RHI Share shown as registered in such shareholder's name on the list of shareholders prepared as at the Record Date (as hereinafter defined). The record date for the determination of shareholders entitled to receive the Notice of Meeting, to attend and to vote at the Meeting has been fixed as March 22, 2005 (the "**Record Date**").

INTERPRETATION

All dollar amounts set forth in this Management Information Circular are expressed in Canadian dollars unless otherwise specified.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as described below or as set out elsewhere in this Management Information Circular, none of the directors of RHI, none of the persons proposed to be appointed to the board of directors of MergeCo (as defined below), none of the persons who have been directors or senior officers of RHI since the commencement of RHI's last completed fiscal year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except to the extent that such persons may be directly involved in the normal business of the Meeting or the general affairs of RHI.

THE MERGER

Shareholders of RHI will be asked to consider and, if deemed advisable, pass with or without variation, a resolution as set forth in Appendix A to this Management Information Circular (the "**Merger Resolution**"), approving the consolidation of RHI and Ventures Resource Corporation ("**VRC**") (resulting in "BrazMin Corp." ("**MergeCo**")) under the IBCA (the "**Merger**") in accordance with the terms of a pre-merger agreement entered into on March 4, 2005 between RHI and VRC (the "**Pre-Merger Agreement**").

Background

In July 2004, the management of RHI was introduced to the management of VRC to discuss the possibility of entering into a reverse take-over transaction with VRC, an international exploration company based in Barbados whose shares are listed on the TSX Venture Exchange ("**TSX-V**"). Prior to the introduction, the management of VRC had been reviewing its options, including the sale of VRC to a third party, in light of the lack of further funding available to VRC. From August 2004 through February 2005, RHI and VRC conducted negotiations and due diligence in connection with the proposed consolidation.

Following its initial negotiations with VRC, the board of directors of RHI approved in principle the proposed consolidation and entered into a binding letter of intent (the "**RHI Letter of Intent**") dated December 13, 2004, as amended, pursuant to which VRC agreed to acquire RHI conditional upon, among other things, receipt of all necessary regulatory and shareholder approvals, the conversion of all outstanding convertible debentures of VRC into common shares of VRC ("**VRC Shares**"), the completion of the a debt conversion by VRC (the "**Debt Conversion**"), the completion of a private placement by RHI (the "**Private Placement**") and the disposition of all of VRC's interests in Alaska.

On December 14, 2004, the trading of the VRC Shares listed on the TSX-V was halted pending completion of the Merger or the Merger Resolution not being approved by the shareholders of the RHI and VRC. A press release was issued by VRC on December 20, 2004 announcing the entering into of the RHI Letter of Intent.

On March 4, 2005, the board of directors of RHI approved the entering into of the Pre-Merger Agreement. See "The Merger – Pre-Merger Agreement". A press release was issued by VRC and RHI on March 4, 2005 announcing the proposed Merger.

Reasons for the Merger

Management of RHI believes that the Merger is fair to the shareholders of RHI for the following reasons:

(a) The board of directors of RHI believes that the exchange of RHI Shares for common shares of MergeCo ("**MergeCo Common Shares**") at the RHI Ratio (as defined below) represents fair value for the RHI Shares and that the Merger is fair to shareholders of RHI from a financial point of view.

(b) The Merger is expected to provide RHI access to capital markets for additional capital to support its growth activities.

(c) The MergeCo Common Shares will be listed for trading on the Toronto Stock Exchange ("**TSX**") or the TSX-V, which will provide liquidity to the current shareholders of RHI.

(d) Management wants to take advantage of the current favourable state of the equity markets with respect to junior mineral exploration and development companies.

Principal Consequences of Merger

The principal consequences of the Merger may be summarized as follows:

(a) RHI and VRC will complete a consolidation under the IBCA and the name of the consolidated company will be "BrazMin Corp.".

(b) The registered office of MergeCo will be situated at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(c) MergeCo will have no authorized capital but will be authorized to issue 100,000,000,000 common shares of no par value.

(d) No fractional MergeCo Common Shares or warrants will be issued. Persons otherwise entitled to receive fractional MergeCo Common Shares or warrants will instead receive MergeCo Common Shares or warrants rounded down to the nearest whole number; provided that each holder of RHI Shares and VRC Shares will be entitled to receive at least one MergeCo Common Share.

(e) The form of Articles of Consolidation and the memorandum and articles of association of MergeCo will, subject to any necessary changes, contain substantially the same provisions as the memorandum and articles of association of VRHL (as defined below).

(f) The auditors of MergeCo will be Zeifman (currently the auditors of RHI and VRC) and the transfer agent and registrar for the MergeCo Common Shares will be Computershare Trust Company of Canada (currently the transfer agent and registrar of the VRC Shares).

(g) The board of directors of MergeCo will consist of not less than three and not more than fifteen directors, with the number of directors of MergeCo being set at five initially. The first directors of MergeCo will be Luis Mauricio F. de Azevedo, Sandra S. Cowan, Gregory S. Kinross, Donald W. T. Lewis and Warren Newfield. Sandra S. Cowan will initially serve as non-management Chair of the Board of Directors. Senior management of MergeCo will include: Anthony H. Ransom as Chief Executive Officer, Nelson F.M. Pfaltzgraff as Chief Financial Officer, Luis Mauricio F. de Azevedo as Chief Operating Officer and Secretary and Paulo Ilidio de Brito as Vice President Exploration.

(h) The property and assets of each of RHI and VRC will become the property and assets of MergeCo and MergeCo will be liable for all of the liabilities and obligations of each of RHI and VRC.

(i) The Merger will be accounted for as a reverse take-over transaction of VRC by RHI.

If the conditions to the Merger are satisfied, it is proposed that the Plan of Consolidation and Articles of Consolidation will be executed by RHI and VRC, and the Articles of Consolidation will be filed, on or about April 5, 2005 in substantially the form set forth in Appendices C and D, respectively.

The Pre-Merger Agreement

Overview

The Pre-Merger Agreement contains certain customary representations and warranties of each of RHI and VRC relating to, among other things, their respective organization, capitalization, options to acquire securities, ownership of subsidiaries, financial statements, litigation, compliance with necessary regulatory or governmental authorities and other matters, including their authority to enter into the Pre-Merger Agreement and to consummate the Merger.

Under the Pre-Merger Agreement, each of RHI and VRC covenanted, among other things, that until the Merger is completed, it will (and will cause each of its subsidiaries to) carry on business in the ordinary course, refrain from entering into any transaction or incurring any obligation, indebtedness or liability out of the ordinary course, and refrain from making changes to its capital structure or from distributing any dividends, other than as contemplated by the Pre-Merger Agreement.

Conditions

The Pre-Merger Agreement provides that the respective obligations of RHI and VRC to complete the Merger are subject to a number of conditions.

The material conditions in favour of RHI include: (i) the Merger will have been approved by the holders of VRC Shares entitled to vote thereon; (ii) the TSX or the TSX-V will have conditionally approved the listing of the MergeCo Common Shares effective as of the Effective Date (as defined below), subject only to the ordinary requirements of such exchange; (iii) all of the consents and approvals required for the completion of the Merger, including the consent of the TSX, will have been obtained; (iv) the completion of the Debt Conversion; (v) the completion of the Private Placement; (vi) the completion of the continuance (the "**Continuance**") by VRC from Barbados to the British Virgin Islands under the name Ventures Resource Holdings Limited ("**VRHL**"); (vii) the termination of all options to purchase VRC Shares; (viii) the dissolution of Ventures Resource Alaska Corporation ("**VRAC**"), including the termination of all agreements to which VRC and VRAC are a party to or otherwise bound will have been completed; (ix) holders of VRC Shares representing in excess of 7.5% of the number of VRC Shares issued and outstanding prior to the Meeting will not have exercised any applicable rights of dissent with respect to the Continuance and the Merger; (x) VRC will have no material assets other than cash and no liabilities other than liabilities approved by RHI at the time of the Merger; and (x) there will not have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of VRC.

The material conditions in favour of VRC include: (i) the Merger will have been approved by the holders of RHI Shares and holders of VRC Shares entitled to vote thereon; (ii) the TSX or the TSX-V will have conditionally approved the listing of the MergeCo Common Shares effective as of the Effective Date, subject only to the ordinary requirements of such exchange; (iii) all of the consents and approvals required for the completion of the Merger, including the consent of the TSX, will have been obtained; (iv) the completion of the Private Placement; and (v) there will not have been any material adverse change in the business, operations, properties, assets or conditions, financial or otherwise, of RHI.

Calculation of Exchange Ratios

Subject to adjustment as described below, upon the Merger:

(a) all outstanding VRC Shares (including the VRC Shares issued in connection with the Debt Conversion) will be converted into MergeCo Common Shares on the basis that each VRC Share will be converted into 0.020 of a MergeCo Common Share or MergeCo will issue one MergeCo Common Share for every 50 VRC Shares (the "**VRC Ratio**");

(b) all outstanding RHI Common Shares (including the RHI Shares issued in connection with the Private Placement) will be converted into MergeCo Common Shares on the basis that each RHI Common Share will be converted into one MergeCo Common Share (the "**RHI Ratio**");

(c) each RHI Share purchase warrant (each, a "**Warrant**") issued in connection with the Private Placement will be converted into one purchase warrant of MergeCo entitling the holder thereof to purchase one MergeCo Common Share at an exercise price of $1.35 expiring on the same date as the Warrants; and

(d) each compensation warrant (each, a "**Compensation Warrant**") issued in connection with the Private Placement will be converted into one compensation warrant of MergeCo, which will expire on the same date as the Compensation Warrants and will be exercisable at a price of $1.25 and will entitle the holder thereof to acquire, upon exercise, one MergeCo Common Share and one-half (1/2) of one warrant of MergeCo having the same attributes as the Warrants described in (c) above.

No fractional MergeCo Common Shares or warrants to purchase fractional MergeCo Common Shares will be issued on the Merger. Persons otherwise entitled to receive fractional MergeCo Common Shares or warrants to purchase fractional MergeCo Common Shares will instead receive MergeCo Common Shares or warrants to purchase MergeCo Common Shares rounded down to the nearest whole number; provided that each holder of VRC Shares and RHI Common Shares will be entitled to receive at least one MergeCo Common Share.

Pending the completion of the Private Placement, it is not possible to precisely calculate the relative portions of MergeCo, which will be received by shareholders of RHI and VRC. However, taking into account the completion of the Debt Conversion and assuming that a total of $7,000,000 in gross proceeds is raised from the Private Placement (assuming the exercise of the over-allotment option granted to placement agents), representing an issuance of 5,600,000 RHI Shares, shareholders of VRC would receive approximately 882,150 MergeCo Common Shares, representing approximately 4.85% of the outstanding MergeCo Common Shares and shareholders of RHI (other than holders that acquired RHI Shares in connection with the Private Placement) would receive 11,720,000 MergeCo Common Shares, representing approximately 64.38% of the outstanding MergeCo Common Shares. The balance of the MergeCo Common Shares will be held by the new investors under the Private Placement, representing approximately 30.77% of the outstanding MergeCo Common Shares.

Transaction Mechanics

The Pre-Merger Agreement provides that if the Merger is approved at the Meeting, as soon as reasonably practicable thereafter and subject to the fulfillment or the waiver of each of the conditions to closing set out in the Pre-Merger Agreement, RHI and VRC will:

(a) execute and deliver the Plan of Consolidation and jointly file or cause to be filed the Articles of Consolidation to give effect to the Merger (the "**Effective Date**"); and

(b) close the Merger on or about April 5, 2005.

Pursuant to the terms of the Pre-Merger Agreement, on the Effective Date, by filing the Articles of Consolidation, RHI and VRC will consolidate to form MergeCo on the basis described under "Principal Consequences of the Merger" and "Calculation of Exchange Ratios".

Non-Solicitation

Pursuant to the Pre-Merger Agreement, each of RHI and VRC agreed that it shall not, directly or indirectly, solicit, initiate, assist or encourage enquiries, submissions or proposals or offers from any other person, entity or group relating to, or facilitate or encourage any effort or attempt involving:

(a) the acquisition or disposition of all or any substantial part of the issued and outstanding RHI Shares (other than as contemplated therein) or VRC Shares;

(b) the direct or indirect acquisition of any material part of the assets of RHI or VRC, as applicable (excluding the rights held by VRC in the Donlin Creek North mining claims in Alaska); and

(c) an amalgamation, recapitalization, liquidation or winding-up of, or other business combination or similar transaction involving RHI or VRC (other than VRAC), as applicable,

(each, an "**Extraordinary Business Combination**").

Each of the parties further agreed that it will not participate in any discussions or negotiations regarding, or (except as required by law) furnish to any other person, entity or group, any information with respect to, or otherwise co-operate in any way with, or assist, participate in, facilitate or encourage any effort or attempt to enter into any commitment or agreement respecting, any Extraordinary Business Combination.

Termination

The Pre-Merger Agreement provides that the Merger shall be closed on or about April 5, 2005. In the event that the Merger does not close on or before April 15, 2005, RHI or VRC will have the right to terminate the Pre-Merger Agreement upon written notice to the other party, in which event the parties will be released from all of the respective obligations thereunder.

Post-Merger Corporate Structure

The following chart sets out the ownership and jurisdiction of incorporation of MergeCo and its subsidiaries following the completion of the Merger.


BrazMin Corp.
(British Virgin Islands)
100%
0.01%
Resource Holdings 2004 Inc. (1)
(British Virgin Islands)
0.01%
0.01%
99.99%
99.99%
99.99%
Brazilian Resources
Mineração Ltda. (2)
(Brazil)
BRAZMIN LTDA. (3)
(Brazil)
EIMB - Empresa Internacional
De Ineracao Ltda. (4)
(Brazil)

Notes:

(1) Incorporated on July 8, 2004 under the *International Business Companies Act*, Cap. 291 (British Virgin Islands), as amended on September 30, 2004.

(2) Incorporated on July 15, 2004 under the Civil Code (Law No.10.406) (Brazil).

(3) Incorporated on July 5, 2001 under the Civil Code (Law No.10.406) (Brazil).

(4) Incorporated on July 17, 2004 under Civil Code (Law No.10.406) (Brazil).

Selected Pro-Forma Consolidated Financial Information

The following has been derived from, should be read in conjunction with, and is qualified in its entirety by, the pro-forma consolidated balance sheet of MergeCo dated as at November 30, 2004 (see Appendix G - Pro-Forma Consolidated Balance Sheet). The pro-forma information presents MergeCo's position giving effect to the Merger and the Private Placement, as if such transactions had occurred on November 30, 2004. Readers are cautioned that changes will have occurred in each company since the date of the relevant balance sheets.

	As at November 30, 2004
Assets	
Current Assets	$7,530,071
Capital Assets	6,933
Deferred Exploration Expenditures	2,390,504
	$9,927,508
Liabilities	
Current Liabilities	$ 755,595
Long Term Liabilities	683,136
	$1,438,731
Shareholders' Equity	
Dollar Amount	$8,488,777
Number of Securities	18,202,150

Available Funds and Principal Purposes

The estimated net proceeds available to MergeCo from the Private Placement, after deducting the commission payable to the placement agents and the estimated expenses of the offering are $4,535,000. If the over-allotment option is exercised in full, the net proceeds are estimated to be $6,375,000.

The following table indicates the proposed principal uses of the net proceeds of the Private Placement. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for MergeCo to achieve its stated business objectives.

Phase I – São Jorge Project	$ 670,000
Phase II – São Jorge Project	850,000
Option Payments and Government Fees	200,000
Fixed Overheads	1,260,000
Working Capital	1,555,000
TOTAL	$4,535,000

If the over-allotment option is exercised, the net proceeds therefrom will be used by MergeCo to fund working capital and for general corporate purposes.

Description of Share Capital

If the Merger is completed, MergeCo will have no authorized capital but will be authorized to issue one class and one series of shares divided into 100,000,000,000 common shares of no par value. The shareholders of MergeCo will be entitled to one vote for each MergeCo Common Share on all matters voted on by the shareholders of MergeCo and will be entitled to receive such dividends as may be declared by the directors out of the funds legally available therefore and to receive the remaining property of MergeCo on dissolution. The MergeCo Common Shares will be subject to redemption, purchase or acquisition by MergeCo for less than fair value with the written consent of the holder of such shares. The shareholders of MergeCo will have no pre-emptive, redemption or conversion rights. The MergeCo Common Shares that will be outstanding immediately following the Merger and related transactions will be fully paid for and non-assessable.

If the Merger is completed, all of the non-dissenting shareholders of RHI and VRC will become shareholders of MergeCo.

The following table presents the fully diluted share capital of MergeCo following the completion of the Merger:

	Number of MergeCo Common Shares	**Percentage of Total**
Securities Reserved for Issuance in Connection with the Merger	12,602,150	69.23%
Securities to be Issued Pursuant to the Private Placement	5,600,000	30.77%
Total	18,202,150	100%

Market for Securities

MergeCo has applied to list the MergeCo Common Shares for trading on the TSX. The TSX has conditionally approved the listing of the MergeCo Common Shares. Listing will be subject to MergeCo fulfilling all of the requirements of the TSX.

Memorandum and Articles of Association

The Memorandum of Association and Articles of Association of MergeCo will be in the form attached as Appendix D to this Management Information Circular.

Required Approval

The Merger is subject to the approval of the TSX and approval of the shareholders of each of RHI and VRC.

In order to become effective, the Merger Resolution must be approved by at least a majority of the votes cast by shareholders of RHI at the Meeting. **The board of directors of RHI has reviewed the terms of the Merger and has concluded that the terms of the Merger are fair to the shareholders of RHI. Accordingly, the board of directors of RHI recommends that shareholders of RHI vote in favour of the Merger Resolution.**

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE MERGER RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION. In the event the Merger Resolution does not receive the requisite shareholder approval, RHI and VRC will not proceed with the Merger.

Procedure for Exchange of Share Certificates by Shareholders

After the completion of the Merger, certificates representing a number of MergeCo Shares equal to the number of RHI Shares outstanding as of the Effective Date will be issued and delivered to the holders of RHI Shares.

The exchange of RHI Shares for MergeCo Shares and issuance of MergeCo Shares shall be carried out through the electronic book based system. Accordingly, no certificates representing RHI Shares need be submitted on the exchange. Holders of RHI Share certificates should retain them as they shall continue to hold the same number of RHI Shares after the Merger as they do prior thereto. Such shareholders will receive a share certificate representing the MergeCo Shares attributable to their RHI Shares.

Shareholders resident in the United States or otherwise residing outside of Canada who are exchanging their RHI Shares pursuant to the Merger are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Rights of Dissenting Shareholders

Pursuant to the provisions of the IBCA, a registered holder of RHI Shares who complies with the dissent procedure under Section 83 of the IBCA is entitled to be paid by RHI the "fair value" of the RHI Shares held by the shareholder in respect of which the shareholder dissents with respect to the Merger provided that the Merger is completed. A holder of RHI Shares is not entitled to dissent with respect to these matters if such shareholder votes any of the RHI Shares in favour of the Merger Resolution. The exercise or execution of a proxy does not constitute a written objection for purposes of Section 83 of the IBCA.

Dissenting shareholders may only claim under Section 83 of the IBCA with respect to all the shares held by him or her. Persons who are beneficial owners of RHI Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered owner of said shares is entitled to dissent.

A registered shareholder who wishes to invoke the provisions of Section 83 of the IBCA must send to RHI a written objection to the Merger Resolution authorizing the Merger (the "**Notice of Dissent**") before the Meeting or at the Meeting but before the Merger Resolution is voted upon. The sending of a Notice of Dissent does not deprive a registered shareholder of the right to vote on the Merger Resolution, but a vote either in person or by proxy against the Merger Resolution does not constitute a Notice of Dissent. A Notice of Dissent must include a statement that the shareholder proposes to demand payment for his or her shares if the Merger is completed. A vote in favour of the

Merger Resolution or the execution of a proxy which is so voted will constitute a waiver of the right to dissent and will deprive the registered shareholder of further rights under Section 83 of the IBCA.

Within 20 days after the passing of the Merger Resolution, RHI is required to notify in writing each shareholder who has filed a Notice of Dissent (each, a "**Dissenting Shareholder**") and has not voted for the Merger Resolution or withdrawn his or her objection, that the Merger Resolution has been adopted. A Dissenting Shareholder will, within 20 days after he or she receives notice of adoption of the Merger Resolution, send to RHI a written notice (the "**Demand for Payment**") of his or her election to dissent containing his or her name and address, the number of RHI Shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he or she has dissented other than the right to be paid the fair value of such shares as determined under Section 83 of the IBCA.

Within seven days immediately following the date of the expiration of the period within which shareholders may give a Demand for Payment, or within seven days immediately following the date on which the Merger is completed whichever is later, MergeCo must make a written offer to each Dissenting Shareholder to purchase his shares at a specified price that MergeCo determines to be their fair value (the "**Offer to Pay**"). If within thirty days following the making of the Offer to Pay, MergeCo and the Dissenting Shareholder agree on a price to be paid for the shares, MergeCo will pay the amount in money to the Dissenting Shareholder upon surrender of the certificates representing the Dissenting Shareholder's shares.

If MergeCo and the Dissenting Shareholder fail, within the 30 day period referred to above, to agree on the price to be paid for the shares owned by the Dissenting Shareholder, within 20 days immediately following the date upon which the period of 30 days expires: (a) MergeCo and the Dissenting Shareholder will each designate one appraiser; (b) the two designated appraisers will together designate a third appraiser; (c) the three appraisers will fix the fair value of the shares owned by the Dissenting Shareholder as of the close of business on the day prior to the date on which the vote of shareholders authorizing the action was taken, excluding any appreciation or depreciation directly or indirectly induced by the Merger and that value is binding on MergeCo and the Dissenting Shareholder for all purposes; and (d) MergeCo will pay to the Dissenting Shareholder the amount in cash upon surrender of the share certificates representing his shares.

The foregoing is a summary only of the rights of Dissenting Shareholders and is qualified in its entirety by the provisions of Section 83 of the IBCA as set out in Appendix E to this Management Information Circular. The provisions of Section 83 of the IBCA are technical and complex. Any shareholder desiring to exercise a right of dissent should seek legal advice since failure to comply strictly with the provisions of the IBCA may prejudice that right.

SHARE OPTION PLAN

Conditional on the Merger being approved at the Meeting, or any adjournment thereof, shareholders of RHI will be asked to consider and, if deemed advisable, pass with or without variation, a resolution as set forth in Appendix B to this Management Information Circular (the "**Share Option Plan Resolution**"), adopting the proposed share option plan of MergeCo (the "**Share Option Plan**").

Overview of Share Option Plan

The purpose of the Share Option Plan is to develop and increase the interest of certain Eligible Participants (as defined below) in the growth and development of MergeCo by providing them with the opportunity to acquire a proprietary interest in MergeCo through the grant of options to purchase MergeCo Common Shares.

Options shall be granted to Eligible Participants or to any registered savings plan established for the sole benefit of an Eligible Participant or any company which, during the currency of an option, is wholly-owned by an Eligible Participant. The term "**Eligible Participant**" includes directors, senior officers and employees of MergeCo or an Affiliated Entity (as defined below), any person engaged to provide services under a written contract for an initial, renewable or extended period of twelve months or more (a "**Consultant**"), other than services provided in relation to a distribution of securities, who spends or will spend a significant amount of time on the business and affairs of MergeCo and who is knowledgeable about the business and affairs of MergeCo, and any person or company engaged to provide services that include investor relations activities in relating to MergeCo (an "**Investor Relations Consultant**"). An "**Affiliated Entity**" means a person or company that is controlled by MergeCo.

The Share Option Plan will be administered by the board of directors of MergeCo or, in the board of directors' discretion, by a committee appointed by the board of directors for that purpose.

Subject to the provisions of the Share Option Plan, the aggregate number of MergeCo Common Shares which may be issued under the Share Option Plan shall not exceed 10% of the aggregate number of MergeCo Common Shares issued and outstanding (calculated on a non-diluted basis) from time to time.

The purchase price (the "**Price**") per MergeCo Common Share subject to each option shall be determined by the board of directors or committee, as applicable. The Price shall not be lower than the closing market price on the TSX, or another stock exchange where the majority of the trading volume and value of the MergeCo Common Shares occurs, on the trading day immediately preceding the date of the grant, or if not so traded, the average between the closing bid and asked prices thereof as reported for the trading day immediately preceding the date of the grant; provided that if the MergeCo Common Shares are suspended from trading or have not traded on the TSX or another stock exchange for an extended period of time, the "market price" will be the fair market value of the shares at the time of grant, as determined by the board of directors or committee. The board of directors or committee may determine that the Price may escalate at a specified rate dependent upon the date on which an option may be exercised by the Eligible Participant.

Options shall not be granted for a term exceeding eight years (the "**Option Period**"). Options may be exercised by an Eligible Participant in whole at any time, or in part from time to time, during the Option Period, subject to the provisions of the Share Option Plan. Options granted under the Share Option Plan may not be assigned or otherwise transferred by a participant other than pursuant to a will or by the laws of descent and distribution. Options granted under the Share Option Plan may vest at the discretion of the board of directors of MergeCo or committee, as applicable.

The directors of MergeCo or committee, as applicable, may from time to time amend or terminate the Share Option Plan subject to pre-clearance with the TSX and compliance with the rules of the TSX and any other regulatory authority having jurisdiction over the securities of MergeCo.

In the event of the death of a participant prior to an option's expiry date, the option may be exercised by the legal representatives of such participant at any time up to and including the date which is the first anniversary of the date of death of such participant or the expiry date of such option, whichever is the earlier, after which the option shall in all respects cease and terminate. In the event (a) a participant resigns as an employee or senior officer of MergeCo or an Affiliated Entity, (b) a participant resigns or is removed as a member of the board of directors of MergeCo or an Affiliated Entity other than due to death, (c) a participant is discharged as an employee or senior officer of MergeCo or an Affiliated Entity by reason of a wilful and substantial breach of such participant's employment duties, or (d) of the termination of the agreement or engagement between MergeCo and a Consultant or Investor Relations Consultant by either party thereto, all options granted to such participant under the Share Option Plan which are then outstanding (whether vested or unvested) shall cease and terminate in accordance with the provisions of the Share Option Plan. In the event of a termination of employment or engagement of a participant (including the expiry of an agreement or engagement between MergeCo and a Consultant or Investor Relations Consultant) other than in the event of death or in the circumstances referred to in (a), (b), (c) or (d) set out above, such participant may exercise each option then held by such participant under the Share Option Plan at any time up to and including the 90th day (or such later date as the board of directors or committee in its sole discretion may determine) following the effective date upon which the participant ceases to be an Eligible Participant or the expiry date of such option, whichever is earlier, after which the option shall in all respects cease and terminate.

Required Approval

The Share Option Plan is subject to the approval of the TSX, and approval of the shareholders of RHI and VRC.

In order to become effective, the Share Option Plan Resolution must be approved by at least a majority of the votes cast by shareholders of RHI at the Meeting.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE SHARE OPTION PLAN RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THE RESOLUTION. In the event the Share Option Plan Resolution does not receive the requisite shareholder approval, MergeCo will not proceed with the adoption of the Share Option Plan.

APPROVAL

The contents and the sending of this Management Information Circular have been approved by the Board of Directors of RHI.

DATED this 22nd day of March, 2005.

By Order of the Board of Directors of
RESOURCE HOLDINGS & INVESTMENTS INC.

(Signed) Manfred Leventhal – Director

(Signed) Luis Mauricio F. de Azevedo - Director

APPENDIX A

MERGER RESOLUTION

"BE IT RESOLVED THAT:

1. The consolidation of Resource Holdings & Investments Inc. (the "**Corporation**") and Ventures Resource Holdings Limited, upon the terms and conditions described in the management information circular of the Corporation dated March 22, 2005 (the "**Circular**"), is hereby approved.

2. The Plan of Consolidation and Articles of Consolidation, in substantially the form attached as Appendices C and D, respectively, to the Circular, are hereby approved.

3. Any director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX B

SHARE OPTION PLAN RESOLUTION

"BE IT RESOLVED THAT:

1. The Share Option Plan attached as Appendix F to the management information circular of Resource Holdings & Investments Inc. (the "**Corporation**") dated March 22, 2005, is hereby adopted.

2. Any officer or director of the Corporation is hereby authorized to execute all documents and to do all acts and things necessary or advisable to give effect to this resolution, the execution of any such document or the doing of any such act or thing being conclusive evidence of such determination."

APPENDIX C

FORM OF PLAN OF CONSOLIDATION

This Plan of Consolidation is made the ● day of ●, 2005 between Ventures Resource Holdings Limited (hereinafter referred to as "**VRHL**") and Resource Holdings & Investments Inc. (hereinafter referred to as "**RHI**").

WHEREAS VRHL and RHI have entered into a Pre-Merger Agreement dated ●, 2005 (the "**Pre-Merger Agreement**").

AND WHEREAS VRHL and RHI are International Business Companies incorporated and existing under and by virtue of the *International Business Companies Act* (the "**Act**") and are entering into this Plan of Consolidation pursuant to the provisions of Section 76 to 79 of the Act.

AND WHEREAS the parties hereto have each made full disclosure to the others of all their respective assets and liabilities;

AND WHEREAS the directors of the parties hereto deem it desirable and in the best interest of the companies and their members as the case may be that VRHL and RHI be consolidated into BrazMin Corp. (sometimes hereinafter referred to as "**Newco**").

NOW THEREFORE this Plan of Consolidation witnesseth as follows:

1. The constituent companies to this Plan of Consolidation are VRHL and RHI (collectively, the "**Constituent Companies**").

2. The name of the consolidated company from the consolidation of VRHL and RHI shall be "BrazMin Corp."

3. Until changed in accordance with the Act and the memorandum and articles of association of Newco, the registered office of Newco shall be situate at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

4. VRHL has ● common (voting) shares in issue (the "**VRHL Shares**") and RHI has ● (voting) shares in issue (the "**RHI Shares**"). The shares issued by the Constituent Companies are each entitled to vote on the consolidation as one class.

5. Upon the consolidation, the separate corporate existence of VRHL and RHI shall cease and Newco shall become the owner, without other transfer, of all the rights and property of the Constituent Companies and Newco shall become subject to all liabilities, obligations and penalties of the Constituent Companies.

6. The manner and basis of converting the shares of the Constituent Companies into shares of Newco or other property shall be as follows:

   (a) all outstanding VRHL Shares will be converted into common shares of Newco (the "**Newco Shares**") on the basis that each VRHL Share will be converted into 0.020 of a Newco Share (the "**VRHL Ratio**");

   (b) all outstanding RHI Shares (including the RHI Shares issued in connection with the private placement of RHI) will be converted into Newco Shares on the basis that each RHI Share will be converted into one Newco Share (the "**RHI Ratio**");

   (c) each RHI Share purchase warrant (each, a "**Warrant**") issued in connection with the private placement by RHI of up to 5,600,000 subscription receipts (the "**Private Placement**") will be converted into one Newco Share purchase warrant entitling the holder thereof to purchase one Newco Share at an exercise price of $1.35 expiring on the same date as the Warrants; and

(d) each compensation warrant (each, a "**Compensation Warrant**") issued in connection with the Private Placement will be converted into one compensation warrant of Newco (each, a "**Newco Compensation Warrant**"), which will expire on the same date as the Compensation Warrants and will be exercisable at a price of $1.25 and will entitle the holder thereof to acquire, upon exercise, one Newco Share and one-half (1/2) of one Newco Share purchase warrant having the same attributes as the Warrants described in (c) above.

7. No fractional Newco Shares or warrants to purchase fractional Newco Shares will be issued on the consolidation. Persons otherwise entitled to receive fractional Newco Shares or warrants to purchase fractional Newco Shares will instead receive Newco Shares or warrants to purchase Newco Shares rounded down to the nearest whole number; provided that each holder of VRHL Shares and RHI Shares will be entitled to receive at least one Newco Share.

8. The memorandum and articles of association of Newco as in effect on the effective date shall, subject to any necessary changes, contain the same provisions as the memorandum and articles of association of Ventures Resource Holdings Limited until the same shall be altered or amended.

9. Until changed in accordance with the Act and the memorandum and articles of association of Newco, there shall be a minimum of three directors and a maximum of fifteen directors of Newco.

10. This Plan of Consolidation shall be submitted to the members of each of the Constituent Companies for their approval by a resolution of members.

11. This Plan of Consolidation may be terminated by the board of directors of either of the Constituent Companies, notwithstanding the approval of this Plan of Consolidation by the shareholders of the Constituent Companies, at any time prior to the issuance of the Certificate of Consolidation by the Registrar under the Act.

12. The consolidation shall be effective on ● 2005.

13. This Plan of Consolidation shall be governed by and construed in accordance with the laws of the Territory of the British Virgin Islands.

14. Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Plan of Consolidation.

15. This Plan of Consolidation may be executed in counterparts which when taken together shall constitute one instrument.

In witness whereof this Plan of Consolidation has been duly executed by the parties hereto.

SIGNED AND DELIVERED for and on behalf of
Venture Resource Holdings Limited
by ●
a duly authorised director before me:

____
●

____
Name

____
Address

____
NOTARY PUBLIC

SIGNED AND DELIVERED for and on behalf of
Resource Holdings & Investments Inc.
by ●
a duly authorised director before me:

____
●

____
Name

____
Address

____
NOTARY PUBLIC

APPENDIX D

FORM OF ARTICLES OF CONSOLIDATION, MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

These Articles of Consolidation entered into this ● day of ●, 2005 by and between Ventures Resource Holdings Limited ("**VRHL**") and Resource Holdings & Investments Inc. ("**RHI**"), WITNESSETH as follows:

1. The parties hereto do hereby adopt the Plan of Consolidation a copy of which is annexed hereto to the intent that the consolidation shall be effective on ●, 2005 (the "**Effective Date**").

2. The Memorandum and Articles of VRHL were filed with the Registrar of Companies in the British Virgin Islands on ●, 2005.

3. The Memorandum and Articles of RHI were filed with the Registrar of Companies in the British Virgin Islands on July 8, 2004, as amended from time to time.

4. The Consolidation was approved for both VRHL and RHI by Resolutions of directors on ●, 2005 and ●, 2005, respectively.

5. VRHL and RHI have complied with all the provisions of the laws of British Virgin Islands, to enable them to consolidate upon the Effective Date.

6. The Consolidation was approved for both VRHL and RHI by Resolutions of members on ●, 2005 and ●, 2005, respectively.

7. The name of the consolidated company is "BrazMin Corp.".

8. These Articles of Consolidation may be executed in counterparts which when taken together shall constitute one instrument.

IN WITNESS WHEREOF the parties hereto have caused these Articles of Consolidation to be executed on this ● day of ●, 2005.

SIGNED AND DELIVERED for and on behalf of Venture Resource Holdings Limited by ● a duly authorised director before me:

____
●

____
Name

____
Address

____
NOTARY PUBLIC

26

SIGNED AND DELIVERED for and on behalf of
Resource Holdings & Investments Inc.
by ●
a duly authorised director before me:

____
●

____
Name

____
Address

____
NOTARY PUBLIC

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(Cap. 291)

MEMORANDUM OF ASSOCIATION
OF
BRAZMIN CORP.

NAME

1. The name of the Company is BrazMin Corp.

REGISTERED OFFICE

2. The Registered Office of the Company will be at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

REGISTERED AGENT

3. The Registered Agent of the Company will be HWR Services Limited of P.O. Box 71, Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

GENERAL OBJECTS AND POWERS

4. (1) The object of the Company is to engage in any act or activity that is not prohibited under any law for the time being in force in the British Virgin Islands.

(2) The Company may not

(a) carry on business with persons resident in the British Virgin Islands;

(b) own an interest in real property situate in the British Virgin Islands, other than a lease referred to in paragraph (e) of subclause (3);

(c) carry on banking or trust business unless it is licensed to do so under the Banks and Trust Companies Act, 1990;

(d) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under an enactment authorizing it to carry on that business;

(e) carry on the business of company management, unless it is licensed under the Company Management Act, 1990; or

(f) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

(3) For purposes of paragraph (a) of subclause (2), the Company shall not be treated as carrying on business with persons resident in the British Virgin Islands if

(a) it makes or maintains deposits with a person carrying on banking business within the British Virgin Islands;

(b) it makes or maintains professional contact with solicitors, barristers, accountants, bookkeepers, trust companies, administration companies, investment advisers or other similar persons carrying on business within the British Virgin Islands;

(c) it prepares or maintains books and records within the British Virgin Islands;

(d) it holds, within the British Virgin Islands, meetings of its directors or members;

(e) it holds a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

(f) it holds shares, debt obligations or other securities in a company incorporated under the International Business Companies Act or under the Companies Act; or

(g) shares, debt obligations or other securities in the Company are owned by any person resident in the British Virgin Islands or by any company incorporated under the International Business Companies Act or under the Companies Act.

(4) The Company shall have all such powers as are permitted by law for the time being in force in the British Virgin Islands, irrespective of corporate benefit, to perform all acts and engage in all activities necessary or conducive to the conduct, promotion or attainment of the object of the Company.

CURRENCY

5. Shares in the Company shall be issued in the currency of Canada.

AUTHORIZED CAPITAL

6. The Company shall have no authorized capital.

CLASSES, NUMBER AND PAR VALUE OF SHARES

7. The Company is authorized to issue one class and one series of shares divided into 100,000,000,000 common shares of no par value.

DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

8. All shares shall

(a) have one vote each;

(b) be subject to redemption, purchase or acquisition by the Company for less than fair value with the written consent of the holder of such shares; and

(c) have the same rights with regard to dividends and distributions upon liquidation of the Company.

VARIATION OF CLASS RIGHTS

9. If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may be varied when at least two-thirds of the holders of the shares of each class or series entitled to vote separately on the variation as a class or series have approved the variation. The holders of a series of shares or a class are entitled to vote separately as a series only if the series is affected by a variation in a manner different from other shares of the same class. At least two-thirds of all other members holding voting shares must also approve the variation.

RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

10. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

REGISTERED SHARES

11. Shares in the Company may only be issued as registered shares and may not be exchanged for shares issued to bearer.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION

12. The Company may amend any provision of its Memorandum of Association and Articles of Association by a resolution of members. The Company may also by a resolution of directors, amend Clauses 1, 2, 5 and 11 of its Memorandum of Association.

DEFINITIONS

13. The meanings of words in this Memorandum of Association are as defined in the Articles of Association.

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP 291)

ARTICLES OF ASSOCIATION OF BRAZMIN CORP.

PRELIMINARY

1. In these Articles, if not inconsistent with the subject or context, the words and expressions standing in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof.

Words — Meaning

capital — The sum of the aggregate par value of all outstanding shares with par value of the Company and shares with par value held by the Company as treasury shares plus

- (a) the aggregate of the amounts designated as capital of all outstanding shares without par value of the Company and shares without par value held by the Company as treasury shares, and
- (b) the amounts as are from time to time transferred from surplus to capital by a resolution of directors.

member — A person who holds shares in the Company.

person — An individual, a corporation, a trust, the estate of a deceased individual, a partnership or an unincorporated association of persons.

resolution of directors —

- (a) A resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a simple majority of the directors present at the meeting who voted and did not abstain; or
- (b) a resolution consented to in writing by all directors or of all members of the committee, as the case may be;

except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority.

resolution of members —

- (a) A resolution approved at a duly convened and constituted meeting of the members of the Company by the affirmative vote of
  - (i) a simple majority of the votes of the shares entitled to vote thereon which were present at the meeting and were voted and not abstained, or
  - (ii) a simple majority of the votes of each class or series of shares which were present at the meeting and entitled to vote thereon as a class or series and were voted and not abstained and of a simple majority of the votes of the remaining shares entitled to vote thereon which were present at the meeting and were voted and not abstained; or
- (b) a resolution consented to in writing by
  - (i) all of the votes of shares entitled to vote thereon, or
  - (ii) an absolute majority of the votes of each class or series of shares entitled to vote thereon as a class or series and all of the votes of the remaining shares entitled to vote thereon;

securities	Shares and debt obligations of every kind, and options, warrants and rights to acquire shares, or debt obligations.
surplus	The excess, if any, at the time of the determination of the total assets of the Company over the aggregate of its total liabilities, as shown in its books of account, plus the Company's capital.
the Act	The International Business Companies Act (Cap 291) including any modification, extension, re-enactment or renewal thereof and any regulations made thereunder.
the Memorandum	The Memorandum of Association of the Company as originally framed or as from time to time amended.
the Seal	Any Seal which has been duly adopted as the Seal of the Company.
these Articles	These Articles of Association as originally framed or as from time to time amended.
treasury shares	Shares in the Company that were previously issued but were repurchased, redeemed or otherwise acquired by the Company and not cancelled.

2. "Written" or any term of like import includes words typewritten, printed, painted, engraved, lithographed, photographed or represented or reproduced by any mode of reproducing words in a visible form, including telex, facsimile, telegram, cable or other form of writing produced by electronic communication.

3. Save as aforesaid any words or expressions defined in the Act shall bear the same meaning in these Articles.

4. Whenever the singular or plural number, or the masculine, feminine or neuter gender is used in these Articles, it shall equally, where the context admits, include the others.

5. A reference in these Articles to voting in relation to shares shall be construed as a reference to voting by members holding the shares except that it is the votes allocated to the shares that shall be counted and not the number of members who actually voted and a reference to shares being present at a meeting shall be given a corresponding construction.

6. A reference to money in these Articles is, unless otherwise stated, a reference to the currency in which shares in the Company shall be issued according to the provisions of the Memorandum.

REGISTERED SHARES

7. Every member is entitled, at his option, to a share certificate or a non-transferable written acknowledgement of his right to obtain a share certificate from the Company in respect of the shares of the Company held by him, but the Company is not bound to issue more than one share certificate in respect of a share or shares held jointly by several persons, and delivery of a share certificate to one of several joint members is sufficient delivery to all.

8. A share certificate shall be manually signed by at least one director or officer of the Company or by or on behalf of a registrar, transfer agent, branch transfer agent or other authenticating agent of the Company. Notwithstanding the foregoing, a fractional share certificate need not be manually signed. The Company may charge a fee for a share certificate issued in respect of a transfer. If a share certificate is issued under the Seal, the signature of the director or officer and the Seal may be facsimiles.

9. If a share certificate contains a printed or mechanically reproduced signature of a person, the Company may issue the share certificate, notwithstanding that the person has ceased to be a director or an officer of the Company, and the share certificate is as valid as if he were a director or an officer at the date of its issue.

10. Any member receiving a share certificate for registered shares shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. Where the registered holder of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Company shall issue a new share certificate in place of the original share certificate if the member:

 (a) so requests before the Company has notice that the share certificate has been acquired by a bona fide purchaser;

 (b) files with the Company an indemnity bond sufficient in the Company's opinion to protect the Company and any transfer agent, registrar or other agent of the Company from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and

 (c) satisfies any other reasonable requirements imposed by the Company.

11. If several persons are registered as joint holders of any shares, any one of such persons may give an effectual receipt for any dividend payable in respect of such shares.

SHARES, AUTHORIZED CAPITAL, CAPITAL AND SURPLUS

12. Subject to the provisions of these Articles and any resolution of members, the unissued shares of the Company shall be at the disposal of the directors who may, without limiting or affecting any rights previously conferred on the holders of any existing shares or class or series of shares, offer, allot, grant options over or other rights to acquire, (including warrants and rights) or otherwise dispose of shares to such persons, at such times and upon such terms and conditions as the Company may by resolution of directors determine.

13. No share in the Company may be issued until the consideration in respect thereof is fully paid, and when issued the share is for all purposes fully paid and non-assessable.

14. Shares in the Company shall be issued for money, services rendered, personal property (including other shares, debt obligations or other securities in the Company) or an estate in real property or any combination of the foregoing as shall be determined by a resolution of directors, but may not be issued for a promissory note or other binding obligation to contribute money or property.

15. Shares in the Company may be issued for such amount of consideration as the directors may from time to time by resolution of directors determine, except that in the case of shares with par value, the amount shall not be less than the par value, and in the absence of fraud the decision of the directors as to the value of the consideration received by the Company in respect of the issue is conclusive unless a question of law is involved. The consideration in respect of the shares constitutes capital to the extent of the par value and the excess constitutes surplus.

16. A share issued by the Company upon conversion of, or in exchange for, another share or a debt obligation or other security in the Company, shall be treated for all purposes as having been issued for money equal to the consideration received or deemed to have been received by the Company in respect of the other share, debt obligation or security.

17. Treasury shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with these Articles) as the Company may by resolution of directors determine.

18. The Company may issue fractions of a share and a fractional share shall have the same corresponding fractional liabilities, limitations, preferences, privileges, qualifications, restrictions, rights and other attributes of a whole share of the same class or series of shares.

19. Upon the issue by the Company of a share without par value, if an amount is stated in the Memorandum to be authorized capital represented by such shares then each share shall be issued for no less than the appropriate proportion of such amount which shall constitute capital, otherwise the consideration in respect of the share constitutes capital to the extent designated by the directors and the excess constitutes surplus, except that the directors must designate as capital an amount of the consideration that is at least equal to the amount that the share is entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

20. The Company may purchase, redeem or otherwise acquire and hold its own shares but only out of surplus.

21. Subject to provisions to the contrary in

    (a) the Memorandum or these Articles;

    (b) the designations, powers, preferences, rights, qualifications, limitations and restrictions with which the shares were issued; or

    (c) the subscription agreement for the issue of the shares,

    the Company may not purchase or redeem its own shares without the consent of members whose shares are to be purchased, redeemed or otherwise acquired.

22. No purchase, redemption or other acquisition of shares shall be made unless the directors determine that immediately after the purchase, redemption or other acquisition the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

23. A determination by the directors under the preceding Regulation is not required where shares are purchased, redeemed or otherwise acquired

    (a) pursuant to a right of a member to have his shares redeemed or to have his shares exchanged for money or other property of the Company;

    (b) by virtue of a transfer of capital pursuant to Regulation 41;

    (c) by virtue of the provisions of Section 83 of the Act; or

    (d) pursuant to an order of the Court.

24. Shares that the Company purchases, redeems or otherwise acquires pursuant to the preceding Regulation may be cancelled or held as treasury shares except to the extent that such shares are in excess of 80 percent of the issued shares of the Company in which case they shall be cancelled but they shall be available for reissue.

25. Where shares in the Company are held by the Company as treasury shares or are held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the votes in the election of directors of the other company, such shares of the Company are not entitled to vote or to have dividends paid thereon and shall not be treated as outstanding for any purpose except for purposes of determining the capital of the Company.

26. The Company may purchase, redeem or otherwise acquire its shares at a price lower than the fair value only in accordance with, the terms of

(a) the Memorandum or these Articles; or

(b) a written agreement for the subscription for the shares to be purchased, redeemed or otherwise acquired.

27. The Company may by a resolution of directors include in the computation of surplus for any purpose the unrealized appreciation of the assets of the Company, and, in the absence of fraud, the decision of the directors as to the value of the assets is conclusive, unless a question of law is involved.

MORTGAGES AND CHARGES OF REGISTERED SHARES

28. Members may mortgage or charge their registered shares in the Company and upon satisfactory evidence thereof the Company shall give effect to the terms of any valid mortgage or charge except insofar as it may conflict with any requirements herein contained for consent to the transfer of shares.

29. Whilst particulars of a mortgage or charge are registered, no transfer of any share comprised therein shall be effected without the written consent of the named mortgagee or chargee or anyone authorized to act on his behalf.

TRANSFER OF SHARES

30. Registered shares in the Company may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. Where there is a share certificate, such certificate, must be endorsed by the registered holder thereof or deposited together with the share transfer power of attorney (if applicable) properly completed by the registered holder. Such signature must be guaranteed by an "Eligible Institution", which means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), (Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States) or in some other manner satisfactory to the Company. In the absence of a written instrument of transfer the directors may accept such evidence of a transfer of shares as they consider appropriate.

31. The Company shall not be required to treat a transferee of a registered share in the Company as a member until the transferee's name has been entered in the share register.

32. Subject to any limitations in the Memorandum, the Company must on the application of the transferor or transferee of a registered share in the Company enter in the share register the name of the transferee of the share save that the registration of transfers may be suspended and the share register closed at such times and for such periods as the Company may from time to time by resolution of directors determine provided always that such registration shall not be suspended and the share register closed for more than 2 days in any period of 12 months.

TRANSMISSION OF SHARES

33. The executor or administrator of a deceased member, the guardian of an incompetent member or the trustee of a bankrupt member shall be the only person recognized by the Company as having any title to his share but they shall not be entitled to exercise any rights as a member of the Company until they have proceeded as set forth in the next following three Regulations.

34. The production to the Company of any document which is evidence of probate of the will, or letters of administration of the estate, or confirmation as executor, of a deceased member or of the appointment of a guardian of an incompetent member or the trustee of a bankrupt member shall be accepted by the Company even if the deceased, incompetent or bankrupt member is domiciled outside the British Virgin Islands if the

document evidencing the grant of probate or letters of administration, confirmation as executor, appointment as guardian or trustee in bankruptcy is issued by a foreign court which had competent jurisdiction in the matter. For the purpose of establishing whether or not a foreign court had competent jurisdiction in such a matter the directors may obtain appropriate legal advice. The directors may also require an indemnity to be given by the executor, administrator, guardian or trustee in bankruptcy.

35. Any person becoming entitled by operation of law or otherwise to a share or shares in consequence of the death, incompetence or bankruptcy of any member may be registered as a member upon such evidence being produced as may reasonably be required by the directors. An application by any such person to be registered as a member shall for all purposes be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member and the directors shall treat it as such.

36. Any person who has become entitled to a share or shares in consequence of the death, incompetence or bankruptcy of any member may, instead of being registered himself, request in writing that some person to be named by him be registered as the transferee of such share or shares and such request shall likewise be treated as if it were a transfer.

37. What amounts to incompetence on the part of a person is a matter to be determined by the court having regard to all the relevant evidence and the circumstances of the case.

REDUCTION OR INCREASE IN AUTHORIZED CAPITAL OR CAPITAL

38. The Company may by a resolution of members amend the Memorandum to increase or reduce its authorized capital and in connection therewith the Company may in respect of any unissued shares increase or reduce the number of such shares, increase or reduce the par value of any such shares or effect any combination of the foregoing.

39. The Company may amend the Memorandum to

    (a) divide the shares, including issued shares, of a class or series into a larger number of shares of the same class or series; or

    (b) combine the shares, including issued shares, of a class or series into a smaller number of shares of the same class or series.

40. The capital of the Company may by a resolution of directors be increased by transferring an amount of the surplus of the Company to capital.

41. Subject to the provisions of the two next succeeding Regulations, the capital of the Company may by resolution of directors be reduced by transferring an amount of the capital of the Company to surplus.

42. No reduction of capital shall be effected that reduces the capital of the Company to an amount that immediately after the reduction is less than the aggregate par value of all outstanding shares with par value and all shares with par value held by the Company as treasury shares and the aggregate of the amounts designated as capital of all outstanding shares without par value and all shares without par value held by the Company as treasury shares that are entitled to a preference, if any, in the assets of the Company upon liquidation of the Company.

43. No reduction of capital shall be effected unless the directors determine that immediately after the reduction the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and that the realizable assets of the Company will not be less than its total liabilities, other than deferred taxes, as shown in the books of the Company and its remaining capital, and, in the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

MEETINGS AND CONSENTS OF MEMBERS

44. The directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors consider necessary or desirable, and shall call an annual meeting of members not later than eighteen months after the Company's incorporation and subsequently not later than fifteen months after holding the last preceding annual meeting.

45. Upon the written request of members holding 10 percent or more of the outstanding voting shares in the Company the directors shall convene a meeting of members.

46. The directors shall give not less than 21 days notice of meetings of members to those persons whose names on the date the notice is given appear as members in the share register of the Company and are entitled to vote at the meeting.

47. The directors may fix the date notice is given of a meeting of members as the record date or may fix in advance a date as the record date for determining those shares that are entitled to vote at the meeting but the record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to he held.

48. A meeting of members may be called on short notice:

(a) if members holding not less than 90 percent of the total number of shares entitled to vote on all matters to be considered at the meeting, or 90 percent of the votes of each class or series of shares where members are entitled to vote thereon as a class or series together with not less than a 90 percent majority of the remaining votes, have agreed to short notice of the meeting, or

(b) if all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting and for this purpose presence at the meeting shall be deemed to constitute waiver.

49. The inadvertent failure of the directors to give notice of a meeting to a member, or the fact that a member has not received notice, does not invalidate the meeting.

50. A member may be represented at a meeting of members by a proxy who may speak and vote on behalf of the member.

51. The instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

52. An instrument appointing a proxy shall be in substantially the following form or any other form approved by a resolution of directors or such other form as the Chairman of the meeting shall accept as properly evidencing the wishes of the member appointing the proxy.

(Name of Company)

I/We being a member of the above Company with shares HEREBY APPOINT of or failing him of to be my/our proxy to vote for me/us at the meeting of members to be held on the day of and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this day of ....

____

Member

53. The following shall apply in respect of joint ownership of shares:

(a) if two or more persons hold shares jointly each of them may be present in person or by proxy at a meeting of members and may speak as a member;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners, and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

54. A member shall be deemed to be present at a meeting of members if he participates by telephone or other electronic means and all members participating in the meeting are able to hear each other.

55. A meeting of members is duly constituted if, at the commencement of the meeting, there are 2 persons present in person or by proxy representing not less than 5% of the votes of the shares or class or series of shares entitled to vote on resolutions of members to be considered at the meeting. If a quorum be present, notwithstanding the fact that such quorum may be represented by only one person then such person may resolve any matter and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy form shall constitute a valid resolution of members.

56. If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved; in any other case it shall stand adjourned to the next business day at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are 2 or more persons present within one hour from the time appointed for the meeting in person or by proxy representing not less than 0.5% of the votes of the shares or each class or series of shares entitled to vote on the resolutions to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

57. At every meeting of members, the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting, then the president shall preside over the meeting. If the president is not present at the meeting, the members present shall choose someone of their number to be the chairman. If the members are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by prescribed form of proxy at the meeting shall preside as chairman failing which the oldest individual member or representative of a member present shall take the chair.

58. The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

59. At any meeting of the members the chairman shall be responsible for deciding in such manner as he shall consider appropriate whether any resolution has been carried or not (including on a show of hands by members present) and the result of his decision shall be announced to the meeting and recorded in the minutes thereof. If the chairman shall have any doubt as to the outcome of any resolution put to the vote, he shall cause a poll/ballot to be taken of all votes cast upon such resolution, but if the chairman shall fail to take a poll/ballot then any member present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll/ballot be taken and the chairman shall thereupon cause a poll/ballot to be taken. If a poll/ballot is taken at any meeting, the result thereof shall be duly recorded in the minutes of that meeting by the chairman.

60. Any person other than an individual shall be regarded as one member and, subject to the specific provisions hereinafter contained for the appointment of representatives of such persons the right of any individual to speak for or represent such member shall be determined by the law of the jurisdiction where, and by the documents by which, the person is constituted or derives its existence. In case of doubt, the directors may

in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any member.

61. Any person other than an individual which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the person which he represents as that person could exercise if it were an individual member of the Company.

62. The chairman of any meeting at which a vote is cast by proxy or on behalf of any person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such person shall be disregarded.

63. Directors of the Company may attend and speak at any meeting of members of the Company and at any separate meeting of the holders of any class or series of shares in the Company.

64. An action that may be taken by the members at a meeting may also be taken by a resolution of all members consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more members.

MEMBERS DISSENT

65. In addition to the dissent rights provided under section 83 of the Act, a member is entitled to dissent (in the manner provided for in section 83(2) of the Act) and be paid fair value for his shares if the Company purports to resolve to:

(a) amend its Memorandum or Articles to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the Company;

(b) amend its Memorandum or Articles to add, remove or change any restriction upon the business or businesses that the Company may carry on or upon the powers that the Company may exercise;

(c) be continued under the laws of another jurisdiction; or

(d) sell, lease or exchange all or substantially all its property other than in the ordinary course of business of the Company.

RESERVED MATTERS

66. For avoidance of any doubt, the following actions require approval by a resolution of members:

(a) the sale, lease or exchange of all or substantially all the property of the Company other than in the ordinary course of business of the Company; and

(b) the amalgamation, merger, consolidation or continuation of the Company.

DIRECTORS

67. The directors shall be elected by the members for such term as the members determine, including on an annual basis, but a director's term shall not exceed the close of the third annual meeting of members following the election.

68. The minimum number of directors shall be three and the maximum number shall be fifteen, a majority of whom shall be non-residents of Canada. Subject to any resolution of members to the contrary, the directors can determine the number of directors within the range of three to fifteen and may appoint additional directors by a resolution of directors, however, the directors may not between meetings of members, appoint an additional director if, after such appointment, the total number of directors would be greater than one and one third times the number of directors to have been elected at the last annual meeting of members.

69. Each director shall hold office for the term, if any, fixed by resolution of members or until his earlier death, resignation or removal.

70. A director may be removed from office, with or without cause, by a resolution of members.

71. A director may resign his office by giving written notice of his resignation to the Company and the resignation shall have effect from the date the notice is received by the Company or from such later date as may be specified in the notice.

72. The directors may at any time appoint any person to be a director either to fill a vacancy, except a vacancy resulting from an increase in the minimum number of directors or from a failure of the members to elect the minimum number of directors, or as an addition to the existing directors. A vacancy occurs through the death, resignation or removal of a director. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director's predecessor. In the absence of a quorum of the board of directors or if the vacancy has arisen from a failure of the members to elect the minimum number of directors, the board of directors shall forthwith call a meeting of members to fill the vacancy. If the board of directors fails to call such meeting or if there are no such directors then in office, any member may call the meeting.

73. The Company may determine by resolution of directors to keep a register of directors containing

(a) the names and addresses of the persons who are directors of the Company;

(b) the date on which each person whose name is entered in the register was appointed as a director of the Company; and

(c) the date on which each person named as a director ceased to be a director of the Company.

74. If the directors determine to maintain a register of directors, a copy thereof shall be kept at the registered office of the Company and the Company may determine by resolution of directors to register a copy of the register with the Registrar of Companies.

75. With the prior or subsequent approval by a resolution of members, the directors may, by a resolution of directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

76. A director shall not require a share qualification and must be an individual.

POWERS OF DIRECTORS

77. The business and affairs of the Company shall be managed by the directors who may pay all expenses incurred preliminary to and in connection with the formation and registration of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or these Articles required to be exercised by the members of the Company, subject to any delegation of such powers as may be authorized by these Articles and to such requirements as may be prescribed by a resolution of members; but no requirement made by a resolution of members shall prevail if it be inconsistent with these Articles nor shall such requirement invalidate any prior act of the directors which would have been valid if such requirement had not been made.

78. The directors may, by a resolution of directors, appoint any person, including a person who is a director, to be an officer or agent of the Company. The resolution of directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

79. Every officer or agent of the Company has such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the resolution of directors appointing the officer or agent, except that no officer or agent has any power or authority with respect to the matters requiring a resolution of directors under the Act.

80. The continuing directors may act notwithstanding any vacancy in their body, save that if their number is reduced to their knowledge below the number fixed by or pursuant to these Articles as the necessary quorum for a meeting of directors, the continuing directors or director may act only for the purpose of appointing directors to fill any vacancy that has arisen or for summoning a meeting of members.

81. The directors may by resolution of directors exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

82. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by resolution of directors.

83. The Company may determine by resolution of directors to maintain at its registered office a register of mortgages, charges and other encumbrances in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance:

(a) the sum secured;

(b) the assets secured;

(c) the name and address of the mortgagee, chargee or other encumbrancer;

(d) the date of creation of the mortgage, charge or other encumbrance; and

(e) the date on which the particulars specified above in respect of the mortgage, charge or other encumbrance are entered in the register.

84. The Company may further determine by a resolution of directors to register a copy of the register of mortgages, charges or other encumbrances with the Registrar of Companies.

PROCEEDINGS OF DIRECTORS

85. The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands (other than in Canada) as the directors may determine to be necessary or desirable.

86. A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

87. A director shall be given not less than 3 days notice of meetings of directors, but a meeting of directors held without 3 days notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend, waive notice of the meeting and for this purpose, the presence of a director

at a meeting shall constitute waiver on his part. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

88. A director may by a written instrument appoint an alternate who need not be a director and an alternate is entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director.

89. A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate a simple majority of the total number of directors, a majority of whom shall be non-residents of Canada, unless there are only 2 directors in which case the quorum shall be 2.

90. If the Company shall have only one director the provisions herein contained for meetings of the directors shall not apply but such sole director shall have full power to represent and act for the Company in all matters as are not by the Act or the Memorandum or these Articles required to be exercised by the members of the Company and in lieu of minutes of a meeting shall record in writing and sign a note or memorandum of all matters requiring a resolution of directors. Such a note or memorandum shall constitute sufficient evidence of such resolution for all purposes.

91. At every meeting of the directors the Chairman of the Board of Directors shall preside as chairman of the meeting. If there is no Chairman of the Board of Directors or if the Chairman of the Board of Directors is not present at the meeting the Vice-Chairman of the Board of Directors shall preside. If there is no Vice-Chairman of the Board of Directors or if the Vice-Chairman of the Board of Directors is not present at the meeting the directors present shall choose some one of their number to be chairman of the meeting.

92. An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a resolution of directors or a committee of directors consented to in writing or by telex, telegram, cable, facsimile or other written electronic communication by all directors or all members of the committee as the case may be, without the need for any notice. The consent may be in the form of counterparts, each counterpart being signed by one or more directors.

93. The directors shall cause the following corporate records to be kept:

(a) minutes of all meetings of directors, members, committees of directors, committees of officers and committees of members;

(b) copies of all resolutions consented to by directors, members, committees of directors, committees of officers and committees of members; and

(c) such other accounts and records as the directors by resolution of directors consider necessary or desirable in order to reflect the financial position of the Company.

94. The books, records and minutes shall be kept at the registered office of the Company, its principal place of business or at such other place as the directors determine.

95. The directors may, by resolution of directors, designate one or more committees, each consisting of one or more directors.

96. Each committee of directors has such powers and authorities of the directors, including the power and authority to affix the Seal, as are set forth in the resolution of directors establishing the committee, except that no committee has any power or authority to amend the Memorandum or these Articles, to appoint directors or fix their emoluments, or to appoint officers or agents of the Company.

97. The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the resolution establishing the committee.

OFFICERS

98. The Company may by resolution of directors appoint officers of the Company at such times as shall be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a Vice-Chairman of the Board of Directors, a President and one or more Vice-Presidents, Secretaries and Treasurers and such other officers as may from time to time be deemed desirable. Any number of offices may be held by the same person.

99. The officers shall perform such duties as shall be prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by resolution of directors or resolution of members, but in the absence of any specific allocation of duties each officer as set out below shall have the following responsibilities:

(a) Chairman of the Board of Directors – Subject to the provisions of the Act or the Articles, preside at all meetings of the members and of the Board of Directors and have such other powers and duties as the Board of Directors may specify. During the absence or disability of the Chairman of the Board of Directors, his duties shall be performed and his powers exercised by the president.

(b) President - Subject to any duties imposed upon the Chairman of the Board of Directors, if one is appointed, the president shall preside at all meetings of the members and of the Board of Directors and is responsible for the general supervision, subject to the authority of the Board of Directors, of the business and affairs of the Company.

(c) Vice Presidents - During the absence or inability of the president to act, his duties shall be performed and his powers shall be exercised by the vice-president, if any, or if there is more than one, by the vice-president selected by the Board of Directors. A vice-president shall also perform such duties and exercise such powers as the president or the Board of Directors may from time to time delegate to him.

(d) Secretaries – A secretary shall:

(i) give or cause to be given all notices required to be given to members, directors, auditors and members of committees;

(ii) attend all meetings of directors, members and committees and enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; and

(iii) be the custodian of all books, papers, records, documents, corporate seals, if any, and other instruments and maintain the share register, minute books and records (other than financial records) of the Company save those entrusted by resolution of the Board of Directors to the custody of the treasurer or other officer or agent of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law. The secretary may delegate his duties to a nominee from time to time.

(e) Treasurers - A treasurer shall keep or cause to be kept full and accurate books of account in which shall be recorded all receipts and disbursements of the Company; control the deposit of money, the safekeeping of securities and the disbursement of funds; and render to the Board of Directors, whenever required of him, an account of the financial affairs of the Company.

100. The powers and duties of all other officers shall be such as the terms of their engagement call for or as the Board of Directors or the president may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant unless the Board of Directors or the president otherwise directs.

101. The Board of Directors may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

102. The emoluments of all officers shall be fixed by resolution of directors.

103. The terms of employment of the officers shall be settled by the Board of Directors. In the absence of written agreement to the contrary the officers of the Company shall hold office until their successors are duly elected and qualified, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by resolution of directors. Any vacancy occurring in any office of the Company may be filled by resolution of directors.

104. The Board of Directors may at any time require any officer, employee or agent of the Company to furnish a bond for the faithful discharge of his duties, in such form and with such surety as the Board of Directors determines.

CONFLICT OF INTERESTS

105. No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only or by reason only that the director is present at the meeting of directors or at the meeting of the committee of directors that approves the agreement or transaction or that the vote or consent of the director is counted for that purpose if the material facts of the interest of each director in the agreement or transaction and his interest in or relationship to any other party to the agreement or transaction are disclosed in good faith or are known by the other directors.

106. A director who has an interest in any particular business to be considered at a meeting of directors or members may be counted for purposes of determining whether the meeting is duly constituted.

STANDARD OF CARE

107. In accordance with section 54 of the Act, every director, agent and liquidator of the Company, in performing his functions, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

108. No provision in the Memorandum or Articles of the Company or in any agreement entered into by the Company relieves a director, officer, agent or liquidator of the Company from the duty to act in accordance with the Memorandum or Articles or from any personal liability arising from his management of the business and affairs of the Company.

INDEMNIFICATION

109. Subject to the limitations hereinafter provided the Company may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who

(a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Company; or

(b) is or was, at the request of the Company, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

110. The Company may only indemnify a person if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

111. The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of these Articles, unless a question of law is involved.

112. The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a *nolle prosequi* does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

113. If a person to be indemnified has been successful in defence of any proceedings referred to above the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

114. The Company may purchase and maintain insurance in relation to any person who is or was a director, an officer or a liquidator of the Company, or who at the request of the Company is or was serving as a director, an officer or a liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles.

SEAL

115. The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by resolution of directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Registered Office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of a director or any other person so authorized from time to time by resolution of directors. Such authorization may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The Directors may provide for a facsimile of the Seal and of the signature of any director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been signed as hereinbefore described.

DIVIDENDS

116. The Company may by a resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. In the event that dividends are paid in specie the directors shall have responsibility for establishing and recording in the resolution of directors authorizing the dividends, a fair and proper value for the assets to be so distributed.

117. The directors may from time to time pay to the members such interim dividends as appear to the directors to be justified by the profits of the Company.

118. The directors may, before declaring any dividend, set aside out of the profits of the Company such sum as they think proper as a reserve fund, and may invest the sum so set aside as a reserve fund upon such securities as they may select.

119. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of

its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital. In the absence of fraud, the decision of the directors as to the realizable value of the assets of the Company is conclusive, unless a question of law is involved.

120. The board of directors may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Company, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities. Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Company shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board of directors.

121. Notice of any dividend that may have been declared shall be given to each member in manner hereinafter mentioned and all dividends unclaimed for 3 years after having been declared may be forfeited by resolution of directors for the benefit of the Company.

122. No dividend shall bear interest as against the Company and no dividend shall be paid on treasury shares or shares held by another company of which the Company holds, directly or indirectly, shares having more than 50 percent of the vote in electing directors.

123. A share issued as a dividend by the Company shall be treated for all purposes as having been issued for money equal to the surplus that is transferred to capital upon the issue of the share.

124. In the case of a dividend of authorized but unissued shares with par value, an amount equal to the aggregate par value of the shares shall be transferred from surplus to capital at the time of the distribution.

125. In the case of a dividend of authorized but unissued shares without par value, the amount designated by the directors shall be transferred from surplus to capital at the time of the distribution, except that the directors must designate as capital an amount that is at least equal to the amount that the shares are entitled to as a preference, if any, in the assets of the Company upon liquidation of the Company.

126. A division of the issued and outstanding shares of a class or series of shares into a larger number of shares of the same class or series having a proportionately smaller par value does not constitute a dividend of shares.

ACCOUNTS AND AUDIT

127. The Company may by resolution of members call for the directors to prepare periodically a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for the financial period and a true and fair view of the state of affairs of the Company as at the end of the financial period.

128. The Company may by resolution of members call for the accounts to be examined by auditors.

129. The first auditors shall be appointed by resolution of directors; subsequent auditors shall be appointed by a resolution of members.

130. The auditors may be members of the Company but no director or other officer shall be eligible to be an auditor of the Company during his continuance in office.

131. The remuneration of the auditors of the Company

(a) in the case of auditors appointed by the directors, may be fixed by resolution of directors; and

(b) subject to the foregoing, shall be fixed by resolution of members or in such manner as the Company may by resolution of members determine.

132. The auditors shall examine each profit and loss account and balance sheet required to be served on every member of the Company or laid before a meeting of the members of the Company and shall state in a written report whether or not

(a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the state of affairs of the Company at the end of that period; and

(b) all the information and explanations required by the auditors have been obtained.

133. The report of the auditors shall be annexed to the accounts and shall be read at the meeting of members at which the accounts are laid before the Company or shall be served on the members.

134. Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

135. The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of members of the Company at which the Company's profit and loss account and balance sheet are to be presented.

NOTICES

136. Any notice, information or written statement to be given by the Company to members may be served in the case of members holding registered shares in any way by which it can reasonably be expected to reach each member or by mail addressed to each member at the address shown in the share register.

137. Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

138. Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

VOLUNTARY WINDING UP AND DISSOLUTION

139. The Company may voluntarily commence to wind up and dissolve by a resolution of members but if the Company has never issued shares it may voluntarily commence to wind up and dissolve by resolution of director.

CONTINUATION

140. The Company may by resolution of members continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

APPENDIX E

BRITISH VIRGIN ISLANDS

INTERNATIONAL BUSINESS COMPANIES ACT (CAP 291)

Section 83 - Rights of Dissenters

83. (1) A member of a company incorporated under this Act is entitled to payment of the fair value of his shares upon dissenting from

(a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(b) a consolidation, if the company is a constituent company;

(c) any sale, transfer, lease, exchange or other disposition of more than 50 per cent of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company, but not including

(i) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one year after the date of disposition; or

(ii) a transfer pursuant to the power described in subsection (2) of section 9;

(d) a redemption of his shares by the company pursuant to section 81; and

(e) an arrangement, if permitted by the court.

(2) A member who desires to exercise his entitlement under subsection (1) must give to the company, before the meeting of members at which the action is submitted to a vote, or at the meeting but before the vote, written objection to the action; but an objection is not required from a member to whom the company did not give notice of the meeting in accordance with this Act or where the proposed action is authorized by written consent of members without a meeting.

(3) An objection under subsection (2) must include a statement that the member proposes to demand payment for his shares if the action is taken.

(4) Within 20 days immediately following the date on which the vote of members authorizing the action is taken, or the date on which written consent of members without a meeting is obtained, the company must give written notice of the authorization or consent to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented to in writing, the proposed action.

(5) A member to whom the company was required to give notice who elects to dissent must, within 20 days immediately following the date on which the notice referred to in subsection (4) is given, give to the company a written notice of his decision to elect to dissent, stating

(f) his name and address;

(g) the number and classes or series of shares in respect of which he dissents; and

(h) a demand for payment of the fair value of his shares;

and a member who elects to dissent from a merger under section 77 must give to the company a written notice as his decision to elect to dissent within 20 days immediately following the date on which the copy of the plan of merger or an outline thereof is given to him in accordance with Section 77.

(6) A member who dissents must do so in respect of all shares that he holds in the company.

(7) Upon the giving of a notice of election to dissent, the member to whom the notice relates ceases to have any of the rights of a member except the right to be paid the fair value of his shares.

(8) Within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the proposed action is put into effect, whichever is later, the company or, in the case of a merger or consolidation, the surviving company or the consolidated company must make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within 30 days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money upon the surrender of the certificates representing his shares.

(9) If the company and a dissenting member fail, within the period of 30 days referred to in subsection (8), to agree on the price to be paid for the shares owned by the member, within 20 days immediately following the date on which the period of 30 days expires, the following shall apply:

(i) the company and the dissenting member shall each designate an appraiser;

(j) the 2 designated appraisers together shall designate an appraiser;

(k) the 3 appraisers shall fix the fair value of the shares owned by the dissenting member as of the close of business on the day prior to the date on which the vote of members authorizing the action was taken or the date on which written consent of members without a meeting obtained, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the company and the dissenting member for all purposes; and

(l) the company shall pay to the member the amount in money upon the surrender by him of the certificates representing his shares.

(10) Shares acquired by the company pursuant to subsection (8) or (9) shall be cancelled but if the shares are shares of a surviving company, they shall be available for reissue.

(11) The enforcement by a member of his entitlement under this section excludes the enforcement by the member of a right to which he might otherwise be entitled by virtue of his holding shares, except that this section does not exclude the right of the member to institute proceedings to obtain relief on the ground that the action is illegal.

(12) Only subsections (1) and (8) to (11) shall apply in the case of a redemption of shares by a company pursuant to the provisions of section 81 and in such case the written offer to be made to the dissenting member pursuant to subsection (8) shall be made within 7 days immediately following the direction given to a company pursuant to section 81 to redeem its shares.

APPENDIX F

BRAZMIN CORP.

SHARE OPTION PLAN

1. PURPOSE

The purpose of this share option plan (the "**Plan**") is to develop and increase the interest of certain Eligible Persons (as hereinafter defined) in the growth and development of Brazmin Corp. (the "**Corporation**") by providing them with the opportunity to acquire a proprietary interest in the Corporation through the grant of options to purchase common shares in the capital of the Corporation ("**Shares**").

2. ADMINISTRATION

The Plan will be administered by the board of directors of the Corporation or, in the board of directors' discretion, by a committee (the "**Committee**") appointed by the board of directors. Subject to the provisions of the Plan, the board of directors or Committee is authorized in its sole discretion to grant options to purchase Shares to Eligible Persons, to make such determinations under, and such interpretations of, and to take such steps and actions in connection with the proper administration of the Plan and to adopt, amend or revoke such rules and regulations concerning the granting of options pursuant to the Plan as it, in its sole discretion, may deem necessary or advisable. The interpretation and construction of any provision of the Plan by the board of directors or the Committee shall be final and conclusive. No member of the board of directors or Committee will be liable for any action or determination taken or made in good faith with respect to the Plan or any options granted thereunder and each such member shall be entitled to indemnification by the Corporation with respect to any such action or determination in the manner provided for by the board of directors or Committee. Any determination approved by a majority of the members of the board of directors or Committee will be deemed to be a determination of that matter by the board of directors or Committee. Members of the board of directors may be granted options under the Plan.

3. SHARES SUBJECT TO PLAN

Subject to adjustment under the provisions of Section 10, the aggregate number of Shares which may be issued under the Plan shall not exceed 10% of the aggregate number of Shares issued and outstanding (calculated on a non-diluted basis) from time to time. Any Shares subject to an option which for any reason is surrendered, cancelled or terminated or expires without having been exercised shall again be available for grants under the Plan. No fractional Shares shall be issued, and the board of directors may determine the manner in which fractional share value shall be treated.

4. ELIGIBILITY

Options shall be granted only to Eligible Persons, any registered savings plan established for the sole benefit of an Eligible Person or any company which, during the currency of an option, is wholly-owned by an Eligible Person.

The term "**Eligible Person**" means:

(a) a senior officer or director of the Corporation or an Affiliated Entity (as hereinafter defined);

(b) either:

(i) an individual who is considered an employee of the Corporation or any Affiliated Entity for the purposes of applicable tax legislation,

(ii) an individual who works full-time for the Corporation or any Affiliated Entity providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any Affiliated Entity over the details and methods of work as an employee of the Corporation or any Affiliated Entity, but for whom income tax deductions are not made at source, or

(iii) an individual who works for the Corporation or any Affiliated Entity on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or any Affiliated Entity over the details and methods of work as an employee of the Corporation or any Affiliated Entity, but for whom income tax deductions are not made at source,

any such individual, an "**Employee**";

(c) an individual (or a company wholly-owned by individuals), other than an Employee, senior officer or director of the Corporation or any Affiliated Entity, who:

(i) provides services to the Corporation or an Affiliated Entity, other than services provided in relation to a distribution of securities;

(ii) provides the services under a written contract with the Corporation or an Affiliated Entity for an initial, renewable or extended period of twelve months or more;

(iii) spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or an Affiliated Entity;

(iv) has a relationship with the Corporation or an Affiliated Entity that enables the individual to be knowledgeable about the business and affairs of the Corporation; and

(v) does not engage in Investor Relations Activities (as hereafter defined)

any such individual, a "**Consultant**", which includes, for an individual consultant, a company of which the individual consultant is an employee or shareholder, and partnership of which the individual consultant is an employee or partner; or

(d) any person or company engaged to provide services that include Investor Relations Activities (any such person or company, an "**Investor Relations Consultant**").

For purposes of the foregoing, an "**Affiliated Entity**" means a person or company that is controlled by the Corporation.

The term "**Investor Relations Activities**" means any activities or oral or written communications, by or on behalf of the Corporation or shareholders of the Corporation, that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation, but does not include:

(a) the dissemination of information or preparation of records in the ordinary course of business of the Corporation:

(i) to promote the sale of products or services of the Corporation, or

(ii) to raise public awareness of the Corporation,

that cannot reasonably be considered to promote the purchase or sale of securities of the Corporation; or

(b) activities or communications necessary to comply with the requirements of:

(i) applicable securities laws, policies or regulations,

(ii) the rules and regulations of The Toronto Stock Exchange (the "**TSX**") or the by-laws, rules or other regulatory instruments of any other self regulatory body or stock exchange having jurisdiction over the Corporation, or

(c) activities or communications that may be otherwise specified by the TSX.

The terms "**person**", "**company**", "**insider**", "**controlled**" and "**senior officer**" shall have the meanings ascribed thereto in the *Securities Act* (Ontario) from time to time.

Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the Eligible Persons who are to be granted options under the Plan and the number of Shares subject to each option.

5. PRICE

The purchase price (the "**Price**") for the Shares subject to each option shall be determined by the board of directors or Committee, as applicable, but, in any event, shall not be lower than the closing market price on the TSX, or another stock exchange where the majority of the trading volume and value of the Shares occurs, on the trading day immediately preceding the date of the grant, or if not so traded, the average between the closing bid and asked prices thereof as reported for the trading day immediately preceding the date of the grant; provided that if the Shares are suspended from trading or have not traded on the TSX or another stock exchange for an extended period of time, the "**market price**" will be the fair market value of the Shares at the time of grant, as determined by the board of directors or Committee. The board of directors or Committee may also determine that the Price may escalate at a specified rate dependent upon the date on which an option may be exercised by the Eligible Person.

6. TERM AND RIGHTS TO EXERCISE

Subject to the provisions of this Section 6 and Sections 7, 8, and 15, options will be exercisable in whole or in part, and from time to time, during the currency thereof. Options shall not be granted for a term exceeding eight (8) years. The Shares to be purchased upon each exercise of any option (the "**Optioned Shares**") shall be paid for in full at the time of such exercise. Except as provided in Sections 7, 8 and 15, no option may be exercised unless the optionee is then an Eligible Person.

7. CESSATION OF PROVISION OF SERVICES

(a) **Resignation or Discharge of Optionee** - Subject to Section 16, in the event of:

(i) the resignation of an optionee as an employee or senior officer of the Corporation or an Affiliated Entity such that the optionee is no longer an Eligible Person;

(ii) the resignation or removal of an optionee as a member of the board of directors of the Corporation or an Affiliated Entity other than in the circumstances referred to in Section 8, such that the optionee is no longer an Eligible Person;

(iii) the discharge of an optionee as an Employee or senior officer of the Corporation or an Affiliated Entity by reason of a wilful and substantial breach of such optionee's employment duties; or

(iv) the termination of the agreement or engagement between the Corporation and a Consultant or Investor Relations Consultant by either party thereto, such that the optionee is no longer an Eligible Person, all options granted to such optionee under the Plan which are then outstanding (whether vested or unvested) shall in all respects forthwith cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option had not previously been exercised:

(w) in the case of clause (i) above, upon notice of such resignation being received by the Corporation or Affiliated Entity;

(x) in the case of clause (ii) above, upon notice of such resignation being received by the Corporation or Affiliated Entity or upon the date of such removal, as applicable;

(y) in the case of clause (iii) above upon notice of such discharge being given by the Corporation or Affiliated Entity to such optionee; and

(z) in the case of clause (iv) above, upon notice of such termination being given by the Corporation or Affiliated Entity to such optionee or being received by the Corporation or Affiliated Entity from the optionee, as applicable.

For the purposes of the Plan, the determination by the Corporation or Affiliated Entity that such optionee was discharged as an employee, senior officer, Consultant or Investor Relations Consultant of the Corporation or Affiliated Entity by reason of a wilful and substantial breach of such optionee's employment duties or service contract shall be binding upon such optionee.

(b) **Other Termination of Optionee** - In the event of the termination of employment or engagement of an optionee by the Corporation or Affiliated Entity (including the expiry of an agreement or engagement between the Corporation and a Consultant or Investor Relations Consultant) other than in the circumstances referred to in subsection 7(a) and Section 8, such that the optionee is no longer an Eligible Person, such optionee may exercise each option then held by such optionee under the Plan to the extent that such optionee was entitled to do so at the time of such termination, at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the 90th day (or such later day as the board of directors or the Committee in its sole discretion may determine) following the effective date upon which the optionee ceases to be an Eligible Person, or the expiry date of such option, whichever is earlier, after which the option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option had not been previously exercised.

(c) **RRSP's and Holding Companies** – In the event that an option is held by a registered retirement saving plan established for the sole benefit of an Eligible Person or a company wholly-owned by an Eligible Person or a company wholly-owned by an Eligible Person, the provisions of this Section 7 shall apply to such option as if the option was held directly by the applicable Eligible Person.

8. DEATH OF OPTIONEE

In the event of the death of an optionee while the optionee is an Eligible Person prior to 5:00 p.m. (Toronto time) on an option's expiry date, the option may be exercised, as to all or any of the Optioned Shares subject to such option in respect of which such optionee would have been entitled to exercise the option hereunder at the time of the death of such optionee if such optionee had survived, by the legal representatives of such optionee at any time up to and including, but not after, 5:00 p.m. (Toronto time) on the date which is the first anniversary of the date of death of such optionee or the expiry date of such option, whichever is the earlier, after which the option shall in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which such option had not been previously exercised.

9. NON-ASSIGNABILITY AND NON-TRANSFERABILITY OF OPTION

An option granted under the Plan shall be non-assignable and non-transferrable by an optionee otherwise than by will or by the laws of descent and distribution, and such option shall be exercisable, during an optionee's lifetime, only by the optionee.

10. ADJUSTMENTS IN SHARES SUBJECT TO PLAN

The aggregate number and kind of shares available under the Plan shall be appropriately adjusted in the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering or any other change in the corporate structure or shares of the Corporation, subject to compliance with the rules of the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. The options granted under the Plan may contain such provisions as the board of directors, or Committee, as applicable, may determine with respect to adjustments to be made in the number and kind of shares covered by such options and in the Price in the event of any such change. If an adjustment results in a fractional share, the fraction shall be disregarded.

11. AMENDMENT AND TERMINATION OF THE PLAN

The board of directors or Committee, as applicable, may at any time amend or terminate the Plan, subject to pre-clearance with the TSX and compliance with the rules of the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation.

12. EFFECTIVE DATE OF THE PLAN

The Plan becomes effective on the date of its approval by the shareholders of the Corporation.

13. EVIDENCE OF OPTIONS

Each option granted under the Plan shall be embodied in a written option agreement between the Corporation and the optionee which shall give effect to the provisions of the Plan. In the event of any inconsistency or conflict between the provisions of such an agreement and the Plan, the provisions of the Plan shall prevail.

14. EXERCISE OF OPTION

Subject to the provisions of the Plan and the particular option agreement, an option may be exercised from time to time by delivering to the Corporation at its registered office a written notice of exercise specifying the number of Optioned Shares with respect to which the option is being exercised and accompanied by payment in cash or certified cheque for the full amount of the applicable Price.

Upon receipt of a certificate of an authorized officer directing the issue of Shares purchased under the Plan, the transfer agent is authorized and directed to issue and countersign share certificates for the Optioned Shares in the name of such optionee or the optionee's legal personal representative or as may be directed in writing by the optionee's legal personal representative.

15. VESTING RESTRICTIONS

Options granted under the Plan may vest at the discretion of the board of directors or Committee, as applicable.

16. CHANGE OF CONTROL

If a *bona fide* offer (an "**Offer**") for Shares is made to the shareholders of the Corporation which, if options granted under the Plan were exercised would include optionees and which Offer, if accepted in whole or in part, would result in the offeror exercising control of the Corporation within the meaning of subsection 1(3) of the *Securities Act*

(Ontario) (as amended from time to time) then, notwithstanding Section 15, but subject to the other provisions hereof:

(a) **Board of Directors Consent** - The board of directors or Committee may give its express consent to the exercise of any options granted under the Plan, which were outstanding at the time of the Offer but are not then vested, in the manner hereinafter provided.

(b) **Notice of Right to Exercise** - If the board of directors or Committee has so consented to the exercise of any options outstanding at the time of the Offer, the Corporation shall immediately given notify each optionee currently holding an option under the Plan of the Offer with full particulars thereof, together with a notice stating that, in order to permit the optionee to participate in the Offer, the optionee may, during the period that the Offer is open for acceptance (or if no such period is specified, a period of 30 days following the date of such notice) exercise all or any portion of any such options held by the optionee.

(c) **Exercise and Deemed Exercise** - In the event that the optionee so exercises any such option, such exercise shall be in accordance with Section 14; provided that, if necessary in order to permit the optionee to participate in the Offer, such options shall be deemed to have been exercised and the issuance of Optioned Shares shall be deemed to have occurred, effective as of the first business day prior to the date on which the Offer was made.

(d) **Completed Offer** - If, upon the expiry of the applicable period referred to in subsection 16(b), the Offer is completed and:

(i) the optionee has not exercised the entire or any portion of such option, then, for greater certainty, any options not exercised shall continue to be valid and existing under the Plan in accordance with the terms of their grant; or

(ii) the optionee has exercised the entire or any portion of such option but has not tendered the Optioned Shares to the Offer, then, as and from the expiry of such period, the Corporation may require the optionee to sell to the Corporation such Optioned Shares for a purchase price per Share equal to the Price.

(e) Reinstatement of Optioned Shares - If:

(i) the Offer is not completed (within the time specified therein, if applicable); or

(ii) all of the Optioned Shares tendered by the optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof,

then the Optioned Shares or, in the case of clause (ii) above, the portion thereof that are not taken up and paid for by such offeror shall be returned by the optionee to the Corporation and reinstated as authorized but unissued Shares, and the terms of the options set forth herein shall again apply to such options or the remaining portion thereof, as the case may be.

(f) **Refund of Option Price** - If any Optioned Shares are returned to the Corporation pursuant to subsection 16(e), the Corporation shall refund the applicable Price to the optionee in respect of such Optioned Shares.

(g) **Limited Right to Sell** - In no event shall the optionee be entitled to sell the Optioned Shares other than pursuant to the Offer except as provided in clause 16(d)(ii).

17. MISCELLANEOUS

(a) **No Rights as a Shareholder** - Nothing contained in the Plan nor in any option granted hereunder shall be deemed to give any optionee any interest or title in or to any Shares or any rights as a shareholder of the Corporation or any other legal or equitable right against the Corporation whatsoever other than as set forth in the Plan and pursuant to the exercise of any option.

(b) **Employment** - Nothing contained in the Plan shall confer upon any optionee any right with respect to employment or continued employment or the right to continue to serve as a member of the board of directors, a Consultant or an Investor Relations Consultant as the case may be, or interfere in any way with the right of the Corporation to terminate such employment at any time. Participation in the Plan by an Eligible Person is voluntary.

(c) **Record Keeping** - The Corporation shall maintain a register in which shall be recorded all pertinent information with respect to the granting, amendment and/or exercise of options.

(d) **Income Taxes** - As a condition of and prior to participation in the Plan, an Eligible Person shall authorize the Corporation in written form to withhold from any remuneration otherwise payable to such Eligible Person any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan or the issuance of the Optioned Shares hereunder.

(e) **No Representation or Warranty** - The Corporation makes no representation or warranty as to the future market value of any Optioned Shares issued in accordance with the provision of the Plan.

(f) **Compliance with Applicable Law** - If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Corporation or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith. Subject to compliance with applicable securities laws and regulations, grants of options pursuant to the Plan may be made prior to the receipt of the necessary approvals required by the rules of the TSX or such other stock exchange or regulatory authority having jurisdiction over the securities of the Corporation, provided that the option agreements evidencing such grants shall specify that they shall not be exercisable, in whole or in part, unless such approvals are received. The Corporation shall not be obligated by any provision of the Plan or the granting of any option hereunder to issue or sell Optioned Shares in violation of any laws, rules or regulations or any condition of such approvals. No option shall be granted and no Optioned Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or the Optioned Shares under the securities laws or regulations of any jurisdiction and any purported grant of any option or issue or sale of Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Optioned Shares pursuant to the Plan unless such Shares shall have been duly listed and posted for trading, upon all stock exchanges on which the Shares are listed and posted for trading. If any Shares cannot be issued or sold to any optionee for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any Price paid to the Corporation shall be returned to the optionee.

18. GOVERNING LAW

This Plan shall be construed in accordance with and be governed by the laws of the British Virgin Islands and shall be deemed to have been made therein.

19. EXPIRY OF OPTION

On the expiry date of any option granted under the Plan, and subject to any extension of such expiry date permitted in accordance with the Plan, such option shall forthwith expire and terminate and be of no further force or effect whatsoever as to such of the Optioned Shares in respect of which the option has not been exercised.

APPENDIX G

PRO-FORMA CONSOLIDATED BALANCE SHEET

BRAZMIN CORP.

PRO FORMA CONSOLIDATED BALANCE SHEET

November 30, 2004

(UNAUDITED - SEE COMPILATION REPORT)

ZEIFMAN
& COMPANY, LLP
Chartered Accountants

ZEIFMAN
& COMPANY, LLP
Chartered Accountants

COMPILATION REPORT ON PRO FORMA BALANCE SHEET

To the Directors of Resource Holdings and Investments Inc.

We have read the accompanying unaudited pro forma balance sheet of BrazMin Corp. as at November 30, 2004 and have performed the following procedures:

1. Compared the figures in the column captioned "Resource Holdings and Investments Inc." to the unaudited consolidated balance sheet of Resource Holdings and Investments Inc. (the "Company") as at November 30, 2004 and found them to be in agreement.

2. Compared the figures in the column captioned "Ventures Resource Corporation" to the consolidated balance sheet of Ventures Resource Corporation as at December 31, 2004 converted to Canadian dollars at the rate of exchange in effect at that date. and found them to be in agreement.

3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

(a) the basis for determination of the pro forma adjustments; and

(b) whether the pro forma balance sheet complies as to form in all material respects with the regulatory requirements.

The officials:

(a) described to us the basis for determination of the pro forma adjustments, and

(b) stated that the pro forma balance sheet complies as to form in all material respects with the regulatory requirements.

4. Read the notes to the pro forma balance sheet, and found them to be consistent with the basis described to me for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Resource Holdings And Investments Inc." and "Ventures Resource Corporation" and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Toronto, Ontario
February 16, 2005

Zeifman & Company, LLP
Chartered Accountants

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Website: www.zeifman.ca
Email: info@zeifman.ca

A member of
SC International



BRAZMIN CORP.
(Incorporated Under the Laws of British Virgin Islands)

Pro Forma Balance Sheet

November 30, 2004

(amounts expressed in Canadian dollars)

(Unaudited - see compilation report)

	RESOURCE HOLDINGS AND INVESTMENTS INC.	VENTURES RESOURCE CORPORATION	TOTAL	PRO-FORMA ADJUSTMENT (note 2(a))	PRO-FORMA ADJUSTMENT (note 2(b))	PRO FORMA CONSOLIDATED
Assets						
Current assets						
Cash and cash equivalents	$ 1,047,284	$ 258,100	$ 1,305,384	$ -	6,149,600	$ 7,454,984
Accounts receivable and other assets	63,221	11,866	75,087	-	-	75,087
	1,110,505	269,966	1,380,471	-	6,149,600	7,530,071
Capital assets	6,933	-	6,933	-	-	6,933
Deferred exploration expenditures	2,390,504	-	2,390,504	-	-	2,390,504
	$ 3,507,942	$ 269,966	$ 3,777,908	$ -	$ 6,149,600	$ 9,927,508
Liabilities						
Current liabilities:						
Accounts payable and accrued liabilities	$ 10,776	$ 459,715	$ 470,491	-	-	$ 470,491
Current portion of long term obligations	163,668	-	163,668	-	-	163,668
Loan payable	121,436	-	121,436	-	-	121,436
	295,880	459,715	755,595	-	-	755,595
Long term obligations	683,136	-	683,136	-	-	683,136
Notes and loan payable	-	1,110,443	1,110,443	(1,110,443)	-	-
	979,016	1,570,158	2,549,174	(1,110,443)	-	1,438,731
Shareholders' equity (deficiency)						
Notes payable	-	1,839,742	1,839,742	(1,839,742)		-
Stated capital (note 3)	2,685,201	25,369,728	28,054,929	(25,369,728)	7,000,000	9,685,201
Warrants (note 4)	-	-	-	-	19,600	19,600
Deficit	(156,275)	(28,509,662)	(28,665,937)	28,319,913	(870,000)	(1,216,024)
	2,528,926	(1,300,192)	1,228,734	1,110,443	6,149,600	8,488,777
	$ 3,507,942	$ 269,966	$ 3,777,908	$ -	$ 6,149,600	$ 9,927,508

See accompanying notes to pro forma consolidated balance sheet.

BRAZMIN CORP.

Notes to Pro Forma Consolidated Balance Sheet

November 30, 2004

(Unaudited - see compilation report)

1. **BASIS OF PRESENTATION**

This pro forma consolidated balance sheet for BrazMin Corp. (the "Company") as at November 30, 2004 presents the company's position giving effect to the transactions listed in note 2 below, as if such transactions had occurred on November 30, 2004. The accounting policies used in preparation of this pro-forma consolidated balance sheets are consistent with the company's accounting policies as detailed in note 3 to the consolidated financial statements for Resource Holdings and Investments Inc. ("RHI"). The December 31, 2004 consolidated balance sheet of Ventures Resource Corporation ("Ventures") has been used as a reasonable proxy for its balances for November 30, 2004. This merger is accounted for as a reverse takeover of Ventures.

2. **PRO FORMA ASSUMPTIONS**

The pro forma consolidated balance sheet reflects the following assumptions:

(a) The settlement of notes payable by Ventures in exchange for common shares of Ventures, on the basis of $0.115 per Ventures share and the merger of Ventures and RHI to form the Company, such that the shareholders of Ventures would receive one common share of the Company for every 51 Ventures shares of, and the shareholders of RHI receive one share of the Company for each RHI share.

(b) The issuance of 5,600,000 common shares at a price of $1.25 per share and the incurring of costs of the issue and other related costs of an aggregate of $870,000, including the Black-Scholes valuation of the underwriter warrents described in note 4..

3. **STATED CAPITAL**

The Company has an unlimited number of authorized voting common shares of which 18,202,150 would be issued and outstanding under the pro forma assumptions, as follows:

	Number	Amount
Issued to RHI shareholders	11,720,000	$ 2,685,201
Issued to Ventures shareholders	882,150	-
Issued for cash	5,600,000	7,000,000
Total shares issued	18,202,150	$ 9,685,201

4. **WARRANTS**

Under the pro forma assumptions, the Company's underwriter for the proposed offering would be entitled to warrants to purchase 392,000 common shares at $1.25 per share for eighteen months. The warrants have been valued at $19,600 using the Black-Scholes pricing model and assuming a volatility and annual dividend rate of 0% each and a bond yield of 2.9% per annum.

ZEIFMAN & COMPANY, LLP
Chartered Accountants

Document 2

RESOURCE HOLDINGS & INVESTMENTS INC.

P R O X Y

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Resource Holdings & Investments Inc. (the "**Corporation**") hereby appoints Manfred Leventhal, director of the Corporation, or instead of him ______________________________, as proxy of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the meeting of shareholders of the Corporation (the "**Meeting**") to be held on the 31st day of March, 2005, at the hour of 9:00 a.m. (Toronto time) at the offices of Goodman and Carr LLP, 200 King Street West, Suite 2300, Toronto, Ontario, Canada M5H 3W5 and at any adjournments thereof, and without limiting the general authority and power hereby given to such proxy, the shares represented by this proxy are specifically directed to be voted as indicated on the reverse side hereof.

This proxy will be voted in accordance with the instructions specified. **WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO HEREIN.**

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed by the Corporation.

Dated this _____ day of __________________, 2005.

____
Signature of Shareholder

____
Shareholder's name (please print)

VOTE FOR VOTE AGAINST	☐ ☐	(OR, IF NO SPECIFICATION IS MADE, VOTE FOR) a resolution (the "**Merger Resolution**") approving the consolidation of the Corporation and Ventures Resource Corporation (to form "**MergeCo**"), as described in the Management Information Circular of the Corporation dated March 22, 2005. The Merger Resolution is included as Appendix A to the Management Information Circular.

VOTE FOR VOTE AGAINST	☐ ☐	(OR, IF NO SPECIFICATION IS MADE, VOTE FOR) a resolution (the "**Share Option Plan Resolution**") adopting the proposed share option plan of MergeCo, as described in the Management Information Circular of the Corporation dated March 22, 2005. The Share Option Plan Resolution is included as Appendix B to the Management Information Circular.

IMPORTANT:

1. If the shareholder is an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

2. This proxy form must be signed and dated by the shareholder or his or her attorney authorized in writing. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, this proxy must be signed by an officer or attorney thereof, duly authorized.

PART II

(3) Action by written consent of the Board of Directors of Resource Holdings & Investments Inc.

ACTION BY WRITTEN CONSENT
OF
THE BOARD OF DIRECTORS
OF
RESOURCE HOLDINGS & INVESTMENTS INC.
(a British Virgin Islands corporation)

The undersigned, being all of the members of the Board of Directors of Resource Holdings & Investments Inc. (the "Corporation"), a corporation incorporated under the British Virgin Islands' *International Business Companies Act, 1984*, as amended (the "Act"), acting pursuant to Section 51 of the Act, hereby adopt, by this written consent, the following resolutions with the same force and effect as if they had been unanimously adopted at a duly convened meeting of the Board of Directors of the Corporation and direct that this written consent be filed with the minutes of the proceedings of the Board of Directors of the Corporation:

WHEREAS, the Corporation plans to merge with Ventures Resource Holdings Limited, a British Virgin Islands corporation (the "Merger"); and

WHEREAS, in connection with the Merger and pursuant to the securities laws of the United States the Corporation is required to: (i) furnish an executed Form CB to the United States Securities and Exchange Commission ("SEC"); and (ii) file an executed Form F-X with the SEC; and

WHEREAS, the Board wishes to authorize Manfred Leventhal, a director of the Corporation, to: (i) execute the Form CB on behalf of the Corporation, as well as any amendments thereto, and furnish the same to the SEC; and (ii) execute the Form F-X on behalf of the Corporation, as well as any amendments thereto, and file the same with the SEC.

NOW, THEREFORE, it is hereby:

RESOLVED, that Manfred Leventhal be and he hereby is authorized to: (i) execute the Form CB on behalf of the Corporation, as well as any amendments thereto, and furnish the same to the SEC; and (ii) execute the Form F-X on behalf of the Corporation, as well as any amendments thereto, and file the same with the SEC.

IN WITNESS WHEREOF, the undersigned have executed this written consent as of the 22nd day of March, 2005.

/s/ Manfred Leventhal
Manfred Leventhal

/s/ Luis Mauricio Ferraiuoli de Azevedo
Luis Mauricio Ferraiuoli de Azevedo

/s/ David Aronovitz
David Aronovitz